

EXCEPTIONAL LEADERSHIP
UNMATCHED VISION
DYNAMIC GROWTH

The Mills Corporation Annual Report **2004**

The Mills Corporation is a self-managed real estate investment trust (REIT) whose mission is to deliver superior shareholder value by creatively developing, acquiring, merchandising and skillfully managing a diversified global portfolio of retail destinations.

FINANCIAL HIGHLIGHTS

(In millions of dollars, except per share and per square foot, and as noted)

Year Ended December 31,	*2004*	*Restated 2003*	*% Change*
Income available to common shareholders	188.1	87.3	+115.5
Income per common share before discontinued operations and cumulative effect (diluted)	2.71	1.91	+41.9
Income per common share (diluted)	3.50	1.91	+83.2
Funds From Operations (FFO) available to common stock and unit holders	257.1	223.2	+15.2
FFO per common share and unit (diluted)	3.96	3.63	+9.1
Dividends paid per common share	2.35	2.24	+4.9
Debt to market capitalization rate	45.5%	51.4%	-5.9
Mills' rental revenue	420.5	218.9	+92.1
Mills' total reported tenant sales (in billions)	8.7	6.6	+31.8
Mills' tenant reported in-line sales per square foot	368	337	+9.2
Mills' occupancy as of year-end	93%	93%	—

RESTATEMENT

On February 16, 2005, The Mills Corporation announced that it would restate previously filed audited financial results to correct accounting primarily relating to our treatment of equity in earnings from joint ventures, the capitalization of interest and certain other costs, and the timing of gains on sales of partnership interests. We have restated our consolidated financial statements for the fiscal years ended December 31, 2002 and 2003, and for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. *All applicable financial information contained in this Annual Report gives effect to these restatements. Consequently, you should not* rely upon the financial statements for the abovementioned fiscal periods that have been included in our previous Annual Reports.

FUNDS FROM OPERATIONS

The Mills uses various non-GAAP financial measures, including funds from operations ("FFO"), as useful supplemental measures of its operating performance. FFO is a widely used financial measure among equity REITs that we believe may provide a relevant basis for comparison among REITs. It is not a measure of financial performance under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income. For definitions and reconciliations of non-GAAP financial measures to GAAP financial measures, see page 22.

2004 ACHIEVEMENTS

- Grew funds from operations per common share from $3.63 in 2003 to $3.96 in 2004—a 9.1% increase.
- Increased the cash dividend rate per common share for the seventh consecutive year, up to $2.38.
- Selected by General Motors Pension Trust to acquire a 50% managing partner interest in nine of its regional mall properties. GMPT cited The Mills' ability to maximize the value of retail assets through its merchandising, development and management expertise as a key reason for accepting our bid.
- Chosen by the city of Rome to develop the site of the former Mercati Generali into an 830,000-square-foot urban retail, entertainment and cultural center.
- Became the first developer in 14 years to successfully build and open an enclosed retail center in Canada. Vaughan Mills is the first of up to four Mills-branded centers that The Mills and its Canadian partner, Ivanhoe Cambridge, may jointly develop in Canada.
- Sold interests in Ontario Mills and Del Amo Fashion Center to institutional investor JP Morgan Fleming Asset Management, demonstrating the value of our properties and the soundness of our redevelopment strategy.
- Opened Cincinnati Mills in Ohio, transforming the distressed former Forest Fair Mall into a 1.5 million-square-foot Landmark Mills retail destination with a 90% occupancy rate.
- Signed our ground lease with the New Jersey Sports and Exposition Authority for Meadowlands Xanadu, our 4.8 million-square-foot sports, family entertainment and retail, hotel and office complex at the Meadowlands Sports Complex.
- Announced the purchase, together with partner Ivanhoe Cambridge, of the 715,000-square-foot St. Enoch Centre in Glasgow, Scotland.

LAURENCE C. SIEGEL
Chairman & CEO



TO OUR SHAREHOLDERS:

THERE ARE CERTAIN COMPANIES THAT CLEARLY UNDERSTAND WHERE THEIR INDUSTRIES ARE HEADED. BEING ABLE TO SEE THAT FUTURE, UNDERSTAND THOSE DYNAMICS AND THEN BE FIRST TO IMPLEMENT THE NEEDED CHANGES POSITIONS A COMPANY FOR EXTRAORDINARY GROWTH OPPORTUNITIES.

If you've kept an eye on The Mills' progress over the past 10 years, you have seen the consistency with which we anticipate trends—from the globalization of retail to the changing demands of consumers. You also will have noticed how quickly we've moved to take advantage of them—often before our peers had a chance to catch up. The result? By almost every measure that counts, we've made our way to the front of the pack of retail REITs. And in terms of the quality of our portfolio, the excitement and scope of our development pipeline and our capacity to accelerate our performance, we've become the player to watch.

Ten years ago, we managed four large retail centers. Today we're a global developer and manager of 41 shopping destinations comprising nearly 50 million square feet of space. We used to be perceived as a niche player. Today we are partners with some of the industry's most respected financial institutions—JP Morgan Fleming, General Motors Pension Trust, KanAm and Caisse de Depot, to name a few. All told, our joint-venture partners have invested more than $3 billion—an impressive endorsement of our institutional strength, development track record and world-class growth potential.

What's more, our funds from operations per share—a key measure of operating performance—grew 38.0% since 2002 and 9.1% in 2004 alone.

Not bad. But if you think the last 10 years of growth and achievement was impressive, just wait and see what we have planned for the next 10. Because we're only just beginning to hit our stride.

A CONFLUENCE OF TALENT The Mills has become an extraordinary gathering place for professional talent, real estate development expertise, state-of-the-art retail thinking and boundless creativity. Toss in a smartly focused acquisition and growth strategy, one of the best development, leasing and management teams in the business, an expanding track record of international success and the confidence of sophisticated institutional investors and you've got something really special. I don't believe these qualities have been put together quite like this in any other REIT.

The result of this rare confluence of superior traits is extraordinary. When it occurs in a baseball player, you call him Willie Mays. When it happens in a development company, you call it The Mills.

ORIGINALITY APPLIED In November, the city of Rome selected The Mills and our Italian partners to develop that city's prime Mercati Generali site—less than two kilometers from the Coliseum—into an innovative urban retail, entertainment and cultural center.

Why did Rome choose The Mills over some impressive European competitors? We established enormous credibility in Europe when, in 2003, we became the only U.S. developer to build and operate a major retail center in Europe—Madrid Xanadú.

Madrid Xanadú demonstrated that we know how to create a great experience for Spanish consumers as well as European visitors. We proved we could adapt and transplant our unique brand of consumer destination to markets outside the United States.

What sets The Mills apart is our proven ability to look at any real estate asset—existing property or undeveloped site, domestic or overseas—and find creative solutions to maximize its value. Our approach is varied, our perspective is broad and our market is the world.

FUNDS FROM OPERATIONS (FFO) PER COMMON SHARE


$2.87
$3.63
$3.96
2002 (restated)
2003 (restated)
2004

Analysts generally consider funds from operations an important supplemental measure of a REIT's operating performance primarily because it excludes GAAP historical cost depreciation of real estate assets, which generally is not correlated with changes in the value of those assets.

MARKET CAPITALIZATION *(in billions of dollars)*


3.9
6.6
8.9
2002 (restated)
2003 (restated)
2004


GROSS REPORTED TENANT SALES
(in billions of dollars)
8.7
6.6
4.1
2002 (restated)
2003 (restated)
2004

THE FUTURE AWAITS Our acumen and creativity are especially showcased in the most competitive, challenging development environments. One example: Meadowlands Xanadu, the 4.8 million-square-foot sports, entertainment and retail, office and hotel complex in northern New Jersey on which we broke ground in March 2005. Located within eyesight of Manhattan, the project already is generating tremendous enthusiasm from leading brands the world over. Before the first shovel hit the dirt, potential tenants for half the leasable retail and entertainment space in this development had been identified.

The investment community also has been very enthusiastic. KanAm, our investment partner for the project, had the most successful capital raise in its history and has completely funded its $250 million equity commitment.

Complementing and elevating a remarkable mix of retail will be an array of interactive experiences, including a permanent consumer electronics trade show featuring the latest technology, nightclubs and concert venues with world-renowned artists, the world's largest cinema and a culinary arts school sponsored by Viking. Additionally, the country's first indoor ski slope will anchor an enormous sports village. Further, global content providers *Elle* magazine will sponsor an entire fashion center and *Entertainment Weekly* will sponsor a pop entertainment district. Meadowlands Xanadu will be a consumer destination that transforms the meaning of retail and entertainment.

SMART, FOCUSED GROWTH STRATEGY Our growth opportunities may be vast, but we're targeting them in several key areas, including ground-up development in the United States, Canada and overseas as well as in carefully considered acquisition and redevelopment opportunities.

During the 12 months beginning in November 2003, we opened three innovative consumer destinations—St. Louis Mills, Cincinnati Mills and Vaughan Mills, just outside of Toronto, the first enclosed retail center built in Canada in 14 years. Together these new centers added 3.7 million square feet of productive leasable space to our lineup.

As a proof point of the value of our Landmark Mills concept, institutional investor JP Morgan Fleming bought a 50% interest in Ontario Mills at a capitalization rate commensurate with that of the most dominant, productive malls in the best markets in the country.

We've embarked on a prudent course to supplement our development pipeline with acquisitions of high-quality regional malls whose value we can enhance through expansion, redevelopment and remerchandising.

One deal of particular note was our purchase in October of a 50% managing partner interest in nine regional mall properties from General Motors Pension Trust. A terrific acquisition. But even more than that, this transaction is a strong testament by a savvy institutional investor that The Mills, by looking at each asset through the eyes of a developer, can maximize the value of these productive retail assets.

GMPT had considered splitting up these properties and selling several of them outright. But after seeing our creative plans to unlock their full potential, and recognizing our proven ability to execute, GMPT decided to retain 50% interests in all nine properties and share in what it believes will be a substantial return.

Another major acquisition for us, which was completed in early 2005 in partnership with Ivanhoe Cambridge, was St. Enoch Centre in Glasgow, Scotland, the largest retail market in the United Kingdom outside central London. Located in the heart of Glasgow's thriving shopping district, this 715,000-square-foot property has 20 million visitors per year. In addition, it has significant opportunities for increased productivity through expansion and remerchandising.

Our redevelopment acumen also is reaping dividends. JP Morgan further extended its relationship with The Mills by agreeing to purchase a 50% interest in our Del Amo Fashion Center for about $244.5 million, implying a $40 million increase in total property valuation in the 18 months The Mills owned the asset. In addition, the deal entitles us to a higher percentage of revenues when certain returns are achieved.

JP Morgan enthusiastically endorses our plan to revitalize the 2.1 million-square-foot center through an innovative expansion, redevelopment and re-tenanting effort, and wants to share in the expected higher yields the property will generate.

In all, we and our partners expect to invest $3 billion on projects under construction or in development. We have taken a number of prudent steps to fuel this growth responsibly while maintaining a conservative debt ratio. In 2004, we obtained a $1 billion credit line and $200 million term loan from a consortium of leading commercial lenders, sold joint-venture interests in three properties at substantial premiums and raised $316 million in a preferred-stock issuance.

We have opportunities in front of us that offer tremendous potential, but that also demand great effort and exacting execution. That has been our trademark. We said we would expand internationally; we were the first U.S. developer to build a major shopping center in Europe and we followed up with the acquisition of St. Enoch Centre. We said we would enter Canada; our first project there, Vaughan Mills, is a great success. We said we would build in the Meadowlands and we have broken ground. We have significantly expanded, as we said we would, our portfolio of productive regional malls. The list goes on and on.

Turning these many opportunities into actual gains requires having the best people in the business. We made some key additions in 2004 to our already stellar management team. In February we appointed former Goldman, Sachs managing director Mark Ettenger as our president. Mark's strong management and operational skills, combined with keen knowledge of finance and real estate, have provided us with remarkable leadership. We also brought on Ron Weidner, whose extensive experience in building international real estate operations is perfectly matched with our objectives.

In addition, we strengthened our Board with the election of three new independent members—Sir Frank Lampl, Ms. Colombe M. Nicholas and Mr. S. Joseph Bruno. Sir Frank, former chairman and CEO of Bovis Group, lends his immeasurable international construction expertise. Colombe, former president and CEO of Anne Klein Group, brings her keen consumer insight and unmatched expertise in retail and fashion. Joe, whose extensive experience in the financial community here and abroad, including senior-level positions at Coopers & Lybrand, Jurgovan & Blair, Inc. and KPMG Peat Marwick, provides us with valuable perspective as we expand our global platform. I am indebted to all the members of our Board for their strong guidance.

In March 2005, we restated our earnings for 2002, 2003 and the first three quarters of 2004. We met our earnings guidance for 2004 and entered 2005 as a company financially strong and committed to achieving our ambitious growth objectives.

This past year we celebrated our 10th anniversary as a public company. We've had an impressive run as we've grown to become one of the dominant REITs in the retail sector. Quarter after quarter, year after year, we've delivered impressive returns for our investors, due in large part to our top-notch leadership team, the hard work and focus of our employees, our aggressive but disciplined growth strategy, and our special ability to generate excitement—and maximize value—with creative, cutting-edge retail thinking.

It's been a great 10 years, but I'm happy to report, with all confidence and enthusiasm, that our best years are still ahead.



Laurence C. Siegel
Chairman & Chief Executive Officer


REPORTED GROSS IN-LINE SALES
(in dollars)
326
337
368
2002 (restated)
2003 (restated)
2004

Note: Includes stabilized properties with at least 24 calendar months of operations.


AVERAGE IN-LINE RENTAL RATES
PER SQUARE FOOT
(in dollars)
29.65
30.56
32.68
2002
2003
2004


MANAGING WITH DISCIPLINE

01. Our track record speaks to the strength of our vision, the power of our strategy and the talent of our people

Led by Chairman and CEO Larry Siegel and President Mark Ettenger, the Operating Committee directs the Company's strategic decision-making process and drives its growth strategy. It is one of the industry's strongest, most disciplined and experienced teams of development, leasing and management professionals. They set our growth objectives and determine the course for achieving them.

We built our business by being open to new ideas and cultivating our capacity to dream big. At The Mills, those extraordinary traits are made even more powerful by who we believe are some of the best and brightest people in the real estate investment industry.



Total Gross Leasable Area
(millions of square feet, including community centers)
7.0
8.3
20.4
3.3
46.7
2000
2001
2002
2003
2004

02. We have a prolific development pipeline and leasing record

When it comes to enhancing and unlocking value, we believe our development team, led by [illegible] Bausch, is unrivaled. We have more than a dozen development and redevelopment projects in the U.S. and abroad in which we and our partners plan to invest nearly $3 billion. This pipeline will fuel high-value growth for years to come.

Our operating division, headed by Jim Napoli, boasts an all-star team of in-line leasing experts and added more than 390 new in-line tenants to our portfolio in 2004. Gregg Goodman, our anchor leasing leader, drove our leasing numbers to new highs by signing 756,000 square feet in new anchor leases.

Opened **3** Landmark Mills centers in **12** months (Nov. 2003 to Nov. 2004), adding **3.7** million square feet of leasable space

Signed **756,000** square feet in new anchor leases[1]

Signed **986,000** square feet in new in-line leases[1]

(1) Excludes properties in their initial lease-up phase or under redevelopment.



93.8%
94.8%
96.3%
Stabilized Comparable Property Occupancy at Year End
2002
2003
2004

03. We expanded our portfolio and our European presence through targeted acquisitions

…Neeb executes our strategy of acquiring productive U.S. regional malls that we plan to make more valuable through redevelopment, expansion and re-leasing. He also manages the company's acquisition financing strategy.

Acquired **10** properties with substantial upside potential, including **50%** managing interests in **9** malls from General Motors Pension Trust

Procured a $**1** billion credit line and $**200** million term loan from a consortium of leading commercial lenders

…Weidner is building an international operations platform to increase our presence abroad.

Acquired St. Enoch Centre in Glasgow, Scotland, the largest retail market in the U.K. outside central London

We expanded our European footprint in early 2005 by acquiring, with partner Ivanhoe Cambridge, the 715,000 square-foot St. Enoch Centre in Glasgow. Central Glasgow is the U.K.'s largest retail market outside central London and is in the midst of a renewal effort intended to transform the city into a major tourist destination.

04. We maximize the value of our existing assets through expert management

We manage The Mills for growth. Breakout growth. Through acquisitions, development and effective management of our existing assets. Thanks to the leadership of COO Ken Parent and EVP, Asset Management, Nick McDonough, our centers are among the industry's top performers in a number of key measurements. During 2004 the Company:

Boosted stabilized net operating income **3.1**%

Raised comparable-center occupancy from **94.8**% to **96.3**%

Increased in-line sales per square foot **9.2**% from $**337** to $**368**

Achieved in-line re-leasing spreads of **13.7**% and anchor re-leasing spreads of **30.6**%

Posted gross in-line tenant sales of $**8.7** billion


THE MILLS CORPORATION

WEIDNER

PARENT

McDONOUGH

NEEB

GOODMAN

REINVENTING RETAIL DEVELOPMENT


MEADOWLANDS
Xanadu

05. We know retail and understand the DNA of the consumer

As we see it, no two shopping destinations should ever be quite the same. Not only must today's shopping mall keep up with the times, it must reflect the changing lifestyle of the consumer.

In each of our locations—whether in the Meadowlands, Minneapolis or Madrid—that lifestyle has a flavor that's uniquely its own. No one tailors the consumer experience—or generates more consumer excitement—for each of its properties quite like The Mills.

06. Mills locations employ the latest in "retail technology" to create customized experiences that are in tune with their markets and host unique arrays of tenants

We view each project as an opportunity to redefine the consumer experience.



07. We've established relationships with more than 3,000 retailers in North America, South America and Europe

To create a unique experience for each location, a developer needs to be able to choose from a wide array of shopping, sports and entertainment options. Over the years, The Mills has established productive and profitable relationships with more than 3,000 of the world's retailers. So, no matter where we're developing The Mills experience, we can deliver one of the most extensive collections of opportunities for consumers and retailers alike.

The result? For the consumer: the best possible experience in today's highly competitive retail environment. For the retailer: a more profitable business. For Mills investors: increased returns.

08. Meadowlands Xanadu—big ideas for an extraordinary market

In March 2005, we and our partners received the final permit needed to begin construction of Meadowlands Xanadu at the Meadowlands Sports Complex, across the Hudson River from Manhattan.

Here, amid one of the world's most vibrant and diverse—not to mention most affluent—markets, sits one of *The Mills'* most exciting opportunities.

Such a compelling market demands an extraordinary destination. Our Meadowlands Xanadu concept delivers with 4.8 million square feet of sports, entertainment and retail, office and hotel space.

Our financial partner, Xanadu, has fully funded its $250 million equity commitment, and before the first shovel hit the dirt, half the leasable retail and entertainment space in this project had identified potential tenants.

Meadowlands Xanadu will host a "groundbreaking" mix of tenants and consumer options to generate an incomparable level of excitement and drawing power. Highlighting this state-of-the-art sports, entertainment and retail destination will be:

- The first indoor ski resort in the United States
- The country's largest multiplex movie theater
- Top-line restaurants from leading celebrity chefs
- Nightclubs featuring world-renowned artists
- A culinary arts school sponsored by Viking
- A pop entertainment district hosted by *Entertainment Weekly*
- A fashion center hosted by *Elle* magazine

More than 2.4 million people live within a seven-mile radius of our Meadowlands Xanadu site. Average annual household income exceeds $104,000. Some eight million sports and entertainment fans visit the current sports complex each year.



Syracuse
Binghamton
Stamford
Greenwich
New York City
Upper Montclair
West Orange
Allentown
Rutherford
Meadowlands Xanadu
Princeton
Philadelphia
within 10 minutes driving distance 1 million people
within 20 minutes driving distance 3 million people
within 30 minutes driving distance 11 million people
within 2 hours driving distance 15 million people
within 4 hours driving distance 35 million people

09. We keep all our concepts innovative, fresh and state-of-the-art

We continue to develop and refine the concept of our Landmark Mills shopping and entertainment destinations. Pittsburgh Mills, scheduled to open in 2005, boasts several exciting new refinements to an already-successful concept.

Located about 15 miles northeast of downtown, Pittsburgh Mills occupies a 340-acre site. It will comprise 1.1 million square feet of enclosed shopping, dining and interactive entertainment. The indoor center will feature a mix of full-price department stores, traditional and nontraditional anchors, full-price and value retail and entertainment.

Pittsburgh Mills also will include an open-air campus featuring big-box retailers, a diverse menu of restaurants and more. Few, if any, shopping centers can match Pittsburgh Mills' innovative merchandising mix that we believe will create an optimal shopping experience for consumers in that growing market.

Meadowlands Xanadu in northern New Jersey, which has received all necessary approvals and permits for construction to commence, will redefine the consumer experience for the greater New York City market. We strive to tailor a unique and exciting consumer experience for each of the markets we serve.



WIDENING OUR HORIZONS



Taking notice of our accomplishments in the United States and Canada and deeply impressed with our proven success in Madrid, the city of Rome in November selected The Mills and our partners Lamaro Appalti S.p.a. and Cogeim to develop the site of the former Mercati Generali, located just a short distance from the Roman Forum and Coliseum. Representing the first ever adaptive reuse of a historical site in the city, the proposed development is scheduled to break ground in summer 2005.



10. We're building on our track record...and our credibility...overseas

Establishing relationships

We see remarkable growth opportunities in Europe, Canada and other parts of the world. In May 2003, we opened the first ground-up development of a premier retail and entertainment destination in Europe by any U.S.-based developer—Madrid Xanadú. It's been a remarkable success. Building one of Europe's largest, most comprehensive (with 220 retail, dining and leisure options) and most successful consumer destinations tends to get your name noticed. We continue to build on the enormous credibility and leasing and development experience we gained in Madrid.

Opening new frontiers

In 14 years, no developer had successfully built and opened an enclosed retail center in Canada. That is until 2004, when we and partner Ivanhoe Cambridge opened Vaughan Mills near Toronto. Vaughan Mills features 1.1 million square feet of leasable space and was 93% leased at opening. Vaughan Mills boasts Canada's first Hudson's Bay Company's Designer Depot, Bass Pro Shops Outdoor World, NASCAR SpeedPark, Lucky Strike Lanes, Burlington Coat Factory, Town Shoes Outlet, Tommy Bahama Outlet and Benetton Outlet. Vaughan Mills also features the largest Tommy Hilfiger Outlet in the world, H&M, La Senza/La Senza Girl, Linens 'n Things, Urban Behavior, The Children's Place Outlet and Winners and HomeSense.

The success of Vaughan Mills paves the way for additional opportunities in Canada. We and our development partner, Ivanhoe Cambridge, may develop a total of up to four Mills-branded centers in Canada.

11. St. Enoch Centre

In early 2005 we, along with our partner Ivanhoe Cambridge, acquired the 715,000-square-foot St. Enoch Centre in Glasgow, Scotland. St. Enoch Centre is a well-established, high-performing shopping center located at the intersection of Glasgow's two prime downtown shopping streets in the U.K.'s most productive retail market outside central London. St. Enoch Centre is visited by an estimated 20 million people per year.

The property is accessible by car, train, metro and bus and is positioned to benefit from downtown Glasgow's ongoing transformation to a major cultural and tourist destination. The whole area between the shopping center and—one block away—the River Clyde is being redeveloped with more than 3,500 quality apartments along the waterfront. This will provide increased pedestrian flow and is expected to establish St. Enoch Square as the new focal point in the city.

We see tremendous opportunities to bring our special brand of innovation and redevelopment expertise to St. Enoch Centre. Through expansion and remerchandising we plan to create enhanced value and even greater returns.



Visitors per year:
20
million

Total leasable area:
715,000
square feet

Area entitled for expansion:
50,000
square feet

Occupancy:
98.6
percent

12. Building the future

Development opportunities in Europe

The Mills is actively building an international operating platform to enable us to seize the tremendous opportunities that lie overseas. We are in negotiations to develop sites in Rome, Valencia, Barcelona, Milan, Glasgow and other locations and, beginning in 2005, expect to break ground on one or more projects each year. We also continue to identify and evaluate acquisition opportunities.


RAVENSCRAIG
MILAN
ROME
BARCELONA
VALENCIA



Inroads in Canada No developer in 14 years had successfully built and opened an enclosed retail center in Canada. That is until 2004, when we opened Vaughan Mills near Toronto. Already hugely successful, Vaughan paves the way for additional opportunities in Canada. We and our development partner, Ivanhoe Cambridge, plan to develop a total of up to four Mills-branded centers in that country.

MAXIMIZING VALUE



We look at ways to breathe new life into our assets. That allows us to add even more value to already-productive properties.

Del Amo Fashion Center, in Torrance, California, is one of the largest shopping centers in the United States. While this property already is productive, we see a range of redevelopment opportunities that will transform Del Amo Fashion Center into a premier center with exceptional value.

3. By leveraging our creativity and peerless development, leasing and management expertise, we maximize the value of retail assets

Many retail REITs would not look beyond the way Del Amo Fashion Center was when we acquired it. The property, in Torrance, California, already had some of the most productive department stores in Los Angeles County and in-line sales of more than $400 per square foot. With 2.1 million square feet of gross leasable area, it ranks among the largest malls in America. And it resides in one of the argest and best retail markets in the country.

The Mills, we saw all that and more. Much more. We saw significant untapped value. And we elieve no REIT is better at tapping that value than we are.

revitalization plan includes a new, state-of-the-art AMC movie theater complex, a day spa nd a wide variety of upscale restaurants. We also plan to add new department stores and ashion retailers and give the interior a complete makeover.

l Amo is just one example of how we identify and add value to already productive properties rough creative redevelopment, expansion and retenanting. That's what we mean by seeing equisitions from a developer's viewpoint.

14. We are partners with some of the industry's most respected institutional investors

In October, we finalized the purchase of a 50% managing partner interest in nine regional mall properties from General Motors Pension Trust (GMPT). That company originally considered splitting up the properties and selling several of them outright. But our creative redevelopment plans—which showed how we could unlock their full value and potential—changed GMPT's mind. The company decided to retain a half interest in all nine properties and share in what we all expect will be substantial returns.

In 2004, institutional investor JP Morgan Fleming purchased a 50% interest in Ontario Mills outside Los Angeles at a cap rate that corresponds to that of the most dominant, productive malls in the best markets in the country. We long believed that our Landmark Mills properties should be valued as such. This transaction proved it.

Later in the year, JP Morgan Fleming expanded its relationship with The Mills by agreeing to purchase an approximately 50% equity interest in Del Amo Fashion Center at a price that implies a $40 million increase in total property valuation in the 18 months we had owned the asset. In addition, the deal entitles us to a higher percentage of revenues when certain returns are achieved. JP Morgan's investment is a strong endorsement of our plan to revitalize this asset through innovative expansion, redevelopment and re-tenanting. JP Morgan and The Mills will share the higher yields we both expect the property to generate.

That's what we call maximizing value. And, at The Mills, that's what it's all about.



The entire center will receive a major renovation. We are razing a vacant 403,000-square-foot wing and replacing it with exciting outdoor entertainment and dining. We also plan to bring new anchor department stores and fashion retailers to Del Amo Fashion Center.


Ontario Mills
ONTARIO MILLS
Northpark Mall
Dover Mall
MILLS
Franklin Mills
MUVICO 24
Arundel Mills
Southridge Mall
The Block at Orange
Westland Mall
Del Amo Fashion Center
Madrid Xanadú
Gurnee Mills
Arizona Mills
St. Enoch Centre
The Mall at Tuttle Crossing
Broward Mall
Meadowlands Xanadu
Meadowood Mall
Columbus City Center
Colorado Mills
Briarwood Mall

The Mills Portfolio

At The Mills we boast a certain originality…a decidedly inventive flair. In fact, we're always creating. For one, we're constantly developing more places…and more ways…for the world's consumers to shop, dine, play, relax and enjoy. This results in an ever-expanding variety of unique and vital retail destinations that draw consumers by the millions. It also provides dramatic growth platforms for a tremendous variety of retail concepts. And this, in turn, creates the opportunity for investors to own a premier diversified real estate company with financial strength, industry-leading innovation and extraordinary potential for breakout growth.

name	market	opened/ acquired (A)	size (in millions of sq.ft.)	number of anchors	joint venture partners
OPERATING PROPERTIES					
Arizona Mills	Phoenix	1997	1.2	17	Taubman Realty
Arundel Mills	Baltimore	2000	1.2	15	KanAm
The Block at Orange	Los Angeles	1998	0.7	11	KanAm
Briarwood Mall	Ann Arbor	2004 (A)	1.0	6	General Motors Pension Trust
Broward Mall	Ft. Lauderdale	2003 (A)	1.0	4	
Cincinnati Mills	Cincinnati	2004	1.5	13	
Colorado Mills	Denver	2002	1.1	10	KanAm, Stevinson Holdings, Inc
Columbus City Center	Columbus	2004 (A)	1.1	5	General Motors Pension Trust
Concord Mills	Charlotte	1999	1.3	18	KanAm
Del Amo Fashion Center	Los Angeles	2003 (A)	2.1	11	JP Morgan Fleming
Discover Mills	Atlanta	2001	1.2	13	KanAm
Dover Mall	Dover	2003 (A)	0.9	6	
The Esplanade	New Orleans	2003 (A)	0.9	3	
The Falls	Miami	2004 (A)	0.8	2	General Motors Pension Trust
Franklin Mills	Philadelphia	1989	1.7	19	
Galleria at White Plains	New York City	2003 (A)	0.9	3	
Grapevine Mills	Dallas/Ft. Worth	1997	1.6	20	KanAm
Great Mall	San Jose	2003 (A)	1.3	11	KanAm Grund
Gurnee Mills	Chicago	1991	1.8	17	
Gwinnett Place	Atlanta	2003 (A)	1.3	5	Simon Property Group
Hilltop Mall	San Francisco	2004 (A)	1.1	5	General Motors Pension Trust

name	market	opened/ acquired (A)	size (in millions of sq.ft.)	number of anchors	joint venture partners
OPERATING PROPERTIES					
Katy Mills	Houston	1999	1.2	14	KanAm
Lakeforest Mall	Washington, DC	2004 (A)	1.1	5	General Motors Pension Trust
The Mall at Tuttle Crossing	Columbus	2004 (A)	1.1	5	General Motors Pension Trust
Marley Station	Baltimore	2004 (A)	1.1	6	General Motors Pension Trust
Meadowood Mall	Reno	2004 (A)	0.9	5	General Motors Pension Trust
Northpark Mall	Jackson	2003 (A)	1.0	4	
Ontario Mills	Los Angeles	1996	1.5	21	JP Morgan Fleming
Opry Mills	Nashville	2000	1.1	17	KanAm Grund
Potomac Mills	Washington, DC	1985	1.6	20	
Sawgrass Mills	Ft. Lauderdale	1990	2.2	23	
The Shops at Riverside	Bergen County	2002 (A)	0.6	3	
Southdale Center*	Minneapolis	2005 (A)	1.3	5	
Southridge Mall*	Milwaukee	2005 (A)	1.2	8	
St. Louis Mills	St. Louis	2003	1.1	12	KanAm
Stoneridge Shopping Center	San Francisco	2004 (A)	1.3	5	General Motors Pension Trust
Town Center at Cobb	Atlanta	2003 (A)	1.3	5	Simon Property Group
Vaughan Mills	Toronto, Canada	2004	1.1	12	Ivanhoe Cambridge
Westland Mall	Miami	2004 (A)	0.8	3	
INTERNATIONAL PROPERTIES					
Madrid Xanadú	Madrid, Spain	2003	1.4	14	
St. Enoch Centre*	Glasgow, Scotland	2005 (A)	0.7	5	Ivanhoe Cambridge
CONSTRUCTION/DEVELOPMENT PROPERTIES					
Meadowlands Xanadu	New York City / Northern NJ		4.8		KanAm, Mack-Cali Realty Group
Mercati Generali	Rome, Italy		0.8		Cogeim Lamaro Appalti S.p.a.
Pittsburgh Mills	Pittsburgh		1.1		KanAm, A.V. Associates
San Francisco Piers 27-31	San Francisco				
Woodbridge	Washington, DC				
108 North State Street	Chicago				

* Properties acquired in 2005



Cincinnati Mills
Lakeforest
Grapevine Mills
Southdale Center
Concord Mills
Opry Mills
CENTURY
Great Mall
The Falls
Stoneridge Shopping Center
Potomac Mills
Hilltop Mall
St. Louis Mills
DISCOVER CARD
Discover Mills
Katy Mills
Galleria at White Plains
The Esplanade
Sawgrass Mills
Vaughan Mills
Marley Station
The Shops at Riverside

FINANCIAL REPORT

SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data that follows should be read in conjunction with the consolidated financial statements and accompanying notes of TMC and the discussion set forth in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this Annual Report.

Years Ended December 31,	*2004*	*2003*	*2002*	*2001*	*2000*
[Dollars in millions, except per share data]		(Restated)[a]	(Restated)[a]	(Restated)[a]	(Restated)[a]
Operating revenues	$ 684.8	$ 400.8	$ 239.3	$ 195.6	$ 190.9
Income before minority interest in Mills LP	$ 220.4	$ 146.1	$ 72.8	$ 22.9	$ 45.6
Minority interest in Mills LP	(30.5)	(31.1)	(22.3)	(8.9)	(18.4)
Income from continuing operations	189.9	115.0	50.5	14.0	27.2
Discontinued operations, net of minority interest in Mills LP	–	0.1	0.3	0.2	–
Cumulative effect of FIN 46 adoption, net of minority interest in Mills LP[b]	42.1	–	–	–	–
Net income	$ 232.0	$ 115.1	$ 50.8	$ 14.2	$ 27.2
Earnings per common share – diluted:					
Continuing operations	$ 2.71	$ 1.91	$ 1.33	$ 0.55	$ 1.17
Discontinued operations	–	–	0.01	0.01	–
Cumulative effect of FIN 46 adoption	0.79	–	–	–	–
Earnings per share – diluted	$ 3.50	$ 1.91	$ 1.34	$ 0.56	$ 1.17
Dividends paid per common share and unit	$ 2.35	$ 2.24	$ 2.18	$ 2.12	$ 2.05
Weighted average number of shares outstanding (in thousands) – diluted	54,079	45,785	36,355	25,491	23,338
Funds From Operations ("FFO")[c]:					
Mills LP FFO	$ 301.9	$ 251.7	$ 154.6	$ 92.9	$ 96.9
Mills LP FFO available to common equity holders	$ 257.1	$ 223.2	$ 152.0	$ 92.9	$ 96.9
Portfolio Data at end of period:					
Gross Leasable Area ("GLA") (square feet in thousands)	46,687	33,287	20,400	18,261	17,047
Number of operating properties	38	26	17	16	14
Balance Sheet Data:					
Real estate assets before accumulated depreciation	$6,192.0	$3,442.2	$2,219.5	$1,522.7	$1,337.9
Total assets	$6,103.2	$3,276.4	$2,111.0	$1,303.5	$1,112.4
Mortgages, notes and other loans payable	$3,826.6	$2,119.3	$1,236.7	$ 967.3	$ 908.9

[a] Restated for the impact of the matters discussed below and in Note 17 to the consolidated financial statements of TMC.
[b] Cumulative effect on prior years of adopting FIN 46 on a prospective basis effective March 31, 2004. See below and Note 3 to the consolidated financial statements of TMC.
[c] FFO is a widely used financial measure among equity REITs that we believe may provide a relevant basis for comparison among REITs. It is not a measure of financial performance under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Funds From Operations" contained elsewhere herein.

The following discussion analyzes the financial condition and results of operations of The Mills Corporation, or TMC. TMC is the sole general partner of The Mills Limited Partnership, or Mills LP, and owned a 1.00% general partner interest and a 85.12% limited partner interest as of December 31, 2004. TMC conducts all of its business and owns all of its properties through Mills LP and Mills LP's various subsidiaries. As the general partner of Mills LP, TMC has the exclusive power to manage the business of Mills LP, subject to certain limited exceptions.

This discussion should be read in conjunction with TMC's consolidated financial statements and related notes included elsewhere in this report and the Critical Accounting Policies outlined at the end of this section. Forward-looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Such forward-looking statements include, among others, statements regarding development and construction costs, lease expirations and extension of loan maturity dates. Actual results could differ materially because of factors discussed in "Risk Factors" contained elsewhere in this report.

As more fully described in the notes to our consolidated financial statements, we have restated our previously issued consolidated financial statements to correct our accounting treatment of certain items, including the methodology we used to determine our equity in joint venture earnings and the rates applied in our capitalized interest calculations. All financial information contained herein has been revised to reflect the restatements.

OVERVIEW

We are a fully integrated, self-managed real estate investment trust ("REIT") engaging in the ownership, development, redevelopment, leasing, acquisition, expansion and management of a portfolio of retail and entertainment-oriented centers. As of March 31, 2005, we owned or had an interest in 41 properties, consisting of seventeen super-regional Mills Landmark Centers, twenty-two regional 21st Century Retail and Entertainment Centers and two International Retail and Entertainment Centers. Through an indirect wholly owned subsidiary, we provide development, management, leasing and financial services to entities owned by certain of our joint ventures.

EXECUTIVE SUMMARY

We are engaged in the development, acquisition and operation of retail and entertainment real estate. Our primary source of revenue is tenant leases and therefore we endeavor to provide an environment where consumers are drawn to our properties providing tenants the ability to achieve success through high sales volumes. Properly defining the market area and its demographics, along with evaluating trends in where and how people shop, are key elements both in identifying properties for acquisition and sites which can be successfully developed.

In 2002, we articulated a three prong strategy of expanding beyond our super-regional Mills Landmark Centers to encompass regional 21st Century Retail and Entertainment Centers and International Retail and Entertainment Centers. Through December 31, 2004, this strategy has resulted in the acquisition of all, or a portion, of the ownership interests in nineteen 21st Century Retail and Entertainment Centers, two Mills landmark centers and the opening of Madrid Xanadú, our first international, ground-up development. At the same time, our historical development pipeline produced two additional Mills Landmark Centers. We anticipate continuing this strategy of expansion through property acquisition and ground-up developments in the United States and elsewhere.

Operating results at our individual operating properties are impacted by the supply and demand for retail space, the strength or weakness of consumer demand and the financial health of retail tenants. Key measures used in evaluating the performance of our individual operating properties include in-line tenant sales volume, in-line tenant sales per square foot, average rents, re-leasing spreads and occupancy rates.

Individual operating property performance is also monitored and evaluated using certain non-GAAP financial measures, specifically funds from operations ("FFO") and net operating income ("NOI"). FFO is a metric widely used in our industry and is used by us both as means to evaluate the performance of our properties and as one of several criteria to determine performance based bonuses. NOI affords us the opportunity to assess the results of an individual property before considering its unique capital structure and historical asset base. FFO and NOI are supplemental measures of operating performance and should not be considered as measures of liquidity, alternatives to net income or any other performance measure determined in accordance with GAAP. Further, FFO and NOI measures presented by us may not be comparable to other similarly titled measures of other companies. We urge the users of our financial statements, including investors and potential investors in our securities, to carefully review the reconciliations of these measures to comparable GAAP measures contained below.

Interest rates are a critical factor in all facets of our business. Consistent with the real estate industry, we finance our projects with significant amounts of debt so fluctuations in interest rates could have a significant impact on our results of operations. We attempt to mitigate our exposure to interest rate fluctuations by using long-term fixed rate or hedged to maturity debt on our stabilized properties and by hedging a portion of our floating rate construction debt.

In acquiring a property we evaluate the property's historical tenant sales levels, average rents and re leasing spreads. Our ability to finance the investment through debt and/or the sale of partnership interests is also a factor. Additional considerations include expansion and/or redevelopment opportunities afforded by the property and the potential to add value to the existing property by enhancing the tenant mix and/or adding dining and entertainment options.

For foreign investments, we evaluate additional factors such as the ability to work with local partners and financiers; the stability of the local economy; costs associated with foreign taxes; currency hedging strategies; statutory requirements; and local customs.

OPERATING PORTFOLIO DATA

As noted above, we use a number of key measures to evaluate the performance of our individual operating properties. We also use these measures in reviewing the performance of our combined portfolio of comparable properties. Comparable properties for this purpose are defined as stabilized wholly owned and/or joint venture operating properties that we have owned and/or that have been open for at least two years. Key measures for our comparable operating portfolio in 2004 relative to 2003 were as follows:

- In-line tenant sales increased in all categories: gross sales per square foot rose $31 to $368; same space sales rose 3.5% and same center tenant sales per square foot rose $23 to $362.
- Total average rent per square foot increased $1.86 to $22.65: average rent per square foot for in line tenants rose $2.12 to $32.68 while average rent per square foot for anchor tenants remained relatively constant increasing $0.02 to $11.64.
- Re-leasing spreads, excluding properties in the initial lease up period, rose 13.7% for in-line spaces and 30.6% for same space anchors.
- Comparable occupancy rose 1.5% to 96.3%; an overall occupancy rate of 93.3% was maintained in both periods despite redevelopment efforts at various centers.
- Comparable NOI increased 3.1% to $349.8 million.
- Operating income increased 28.3% to $185.4 million.

The general improvement in our key operating metrics reflects a strengthening U.S. economy in 2004 and the continuing achievements of our remerchandising efforts. Re-leasing spreads illustrate that when leases terminate we are able to re-lease the space to retailers at higher rents but even more importantly to tenants that may generate much higher sales volumes thereby attracting more consumers to our properties and benefiting all of the retailers at the property.

NOI is a non-GAAP measure which we believe provides us the opportunity to better assess the results of our operating properties before considering each property's unique capital structure and historical asset base. For our purposes, NOI is comprised of property revenue (minimum rent, percentage rent, recoveries from tenants and other property revenue) less recoverable expenses and other operating expenses. Other operating expense includes bad debt expense but excludes interest expense, management fees and depreciation and amortization. NOI measures presented by us may not be comparable to other similarly titled measures of other companies. Operating income, a component of net-income, is considered by management to be the most comparable GAAP measure relative to NOI. Reconciliations between operating income and NOI follow (in millions):

Years Ended December 31,	*2004*	*2003*	*2002*
		(Restated)	(Restated)
Consolidated:			
Operating income	$185.4	$144.5	$ 88.2
Add (deduct):			
General and administrative	46.5	26.1	17.4
Cost of fee income	29.9	16.9	15.3
Depreciation and amortization	199.5	88.7	47.9
Management and other fee income	(15.5)	(34.8)	(36.3)
Consolidated NOI	$445.8	$241.4	$132.5

RESULTS OF OPERATIONS

The comparability of our operating results over the past three years has been significantly impacted by changes in our consolidated property portfolio. As discussed under Liquidity and Capital Resources, during this three year period, we have acquired all or a portion of 21 properties; we have sold or conveyed a portion of six properties; and we have opened or re-opened four properties. In addition, as described under Critical Accounting Policies, on March 31, 2004, we adopted the provisions of FIN 46 which resulted in consolidating the results of operations of 15 previously unconsolidated joint ventures effective April 1, 2004. Our partners' equity in the results of these consolidated joint ventures and the attribution to us, as primary beneficiary, of the elimination of interest and fees against the results of the consolidated joint ventures are classified as "Minority interest in consolidated joint ventures" in our income statement. In evaluating our results of operations on a consolidated basis, it is important to isolate the impact of properties opened, acquired and sold during either period. In the following discussions we focus on our comparable operations which we define as properties that we have owned, that are stabilized, and which were open during the periods being compared.

2004 COMPARED TO 2003:

TMC's net income rose to $232.0 million from $115.1 million in 2003. The overall increase reflects gains on the sale or conveyance of joint venture interests ($99.3 million in 2004 versus $0.7 million in 2003); decreased interest expense due to the capitalization of interest related to joint ventures consolidated upon adoption of FIN 46; and $21.2 million of development fees and interest income related to our Meadowlands Xanadu development project. These increases were partially offset by foreign currency exchange gains of $15.2 million in 2004 compared to gains of $38.6 million in 2003. The change also reflects TMC's increased ownership of Mills LP as compared to that as of December 31, 2003. TMC's ownership in Mills LP increased to 86.12% as of December 31, 2004 from 78.88% at December 31, 2003 primarily due to redemption of Mills LP units. Other factors contributing to the change are discussed below.

PORTFOLIO RESULTS OF OPERATIONS

The following reconciles portfolio operating results to our consolidated amounts (in millions). Our discussion and analysis focuses principally on comparable operating results which does not distinguish between wholly and partially owned properties. Non-comparable includes the results of recently opened and/or acquired properties.

	Comparable	*Non-comparable*	*Total*	*Less Unconsolidated Joint Ventures*	*Consolidated*
2004:					
Minimum rent	$306.7	$247.2	$553.9	$142.7	$411.2
Other revenue	195.5	164.8	360.3	102.2	258.1
Property revenue	502.2	412.0	914.2	244.9	669.3
Property operating costs	152.4	149.1	301.5	78.0	223.5
Net operating income	$349.8	$262.9	$612.7	$166.9	$445.8
Mills proportionate share	$264.5	$183.7	$448.2	$ 83.4	$364.8
2003 (RESTATED):					
Minimum rent	$291.0	$146.2	$437.2	$223.9	$213.3
Other revenue	192.1	96.1	288.2	135.5	152.7
Property revenue	483.1	242.3	725.4	359.4	366.0
Property operating costs	143.8	83.1	226.9	102.3	124.6
Net operating income	$339.3	$159.2	$498.5	$257.1	$241.4
Mills proportionate share	$269.4	$121.5	$390.9	$149.5	$241.4

Included above as comparable are the results of joint venture operations that were consolidated under FIN 46 beginning April 1, 2004, and that were owned and whose properties were open and stabilized during the periods presented. Operating data for both comparable and non-comparable joint ventures consolidated under the provisions of FIN 46 for the nine months ended December 31, 2004 was as follows (in millions):

Property revenue	$284.1
Property operating costs	(98.5)
Depreciation and amortization expense	(88.7)
Interest expense	(75.1)
Other income, net	17.7
Net income	$ 39.5

Comparable NOI rose $10.5 million or 3.1% in 2004 compared to 2003. Mainstreet, our pushcart operation, contributed over half of the overall increase in minimum rent while the remainder resulted principally from the increases noted in re-leasing spreads and average rents discussed previously under Operating Portfolio. The change in other revenue was primarily due to tenant lease buy out income.

CORPORATE

The following compares the components of our corporate operations (in millions):

	2004	*2003*	*% Change*
		(Restated)	
Management and other fee income	$ 15.5	$34.8	(55.5)%
Cost of fee income	$ 29.9	$16.9	76.9%
General and administrative expenses	$ 46.5	$26.1	78.2%
Depreciation and amortization	$199.5	$88.7	124.9%

Management and other fee income in 2004 does not include fees from joint ventures that have been consolidated since March 31, 2004 under the provisions of FIN 46.

Cost of fee income for 2003 includes the amounts that were previously netted against management and other fee income. In 2004, the associated revenues are classified both in management and other fee income and in the attribution to Mills of the elimination of fees included in minority interest. Cost of fees represented approximately the same percentage of gross fee revenues in both years.

General and administrative expenses increased $20.4 million to $46.5 million in 2004, which reflects the incremental costs and our ongoing efforts to recruit, retain and reward the human resources necessary to manage a larger and more complex portfolio as well as costs incurred in 2004 to implement the requirements of the Sarbanes-Oxley Act and the impact of changes in our capitalization of costs.

Depreciation and amortization expense increased primarily due to non-comparable operations, higher capital expenditures for space alterations for tenants whose leases commenced during 2004 or late in 2003, and our new software systems which came on line July 1, 2004.

OTHER

The following compares components of other income (expense) in 2004 to 2003 (in millions):

	2004	*2003*	*Change*
		(Restated)	
Interest expense	$(148.5)	$(80.6)	$(67.9)
Foreign currency exchange (losses) gains	15.2	38.6	(23.4)
Interest income	9.0	11.5	(2.5)
Other, net	9.2	(3.2)	12.4
Gain on sales of joint venture interests	99.3	0.7	98.6

Interest expense increased 84.2% on a consolidated basis. Of this, $56.9 million is attributable to the joint ventures consolidated upon the adoption of FIN 46 offset in part by additional capitalized interest relating to these joint ventures. The remaining increase was due principally to higher average balances on our line of credit.

Minority interest in consolidated joint ventures is the result of our consolidation of joint ventures pursuant to the provisions of FIN 46. The results of these joint venture operations are included in our consolidated results from April 1, 2004. Equity in earnings of consolidated joint ventures represents our partners' share in the results of these operations. The elimination of intercompany interest and fees against the results of these operations is attributed to us, as primary beneficiary, and includes development fees of $39.6 million and interest income of $8.3 million.

Foreign currency exchange gains result principally from re-measuring our non-U.S. investment and advance balances which are denominated in local currencies into the U.S. dollar for reporting purposes. Foreign currency exchange losses recorded during the first half of 2004 were recovered in the second half of 2004 as the U.S. dollar weakened relative to the euro and Canadian dollar.

Interest income declined by 21.7% since $8.1 million is reflected as attribution to us of the elimination of interest and fees in 2004 whereas the comparable amount of $3.4 million was reflected as interest income in 2003. Additionally, there was a lower advance to Madrid Xanadú in 2004 resulting in lower interest income. These decreases were partially offset by $3.5 million of income earned by our consolidated joint ventures during the last nine months of 2004.

Other, net increased $12.4 million primarily due to additional land sale income of $19.1 million, of which $13.2 million relates to joint ventures consolidated upon the adoption of FIN 46. This increase was partially offset by additional abandoned project costs of $6.1 million.

Gain on sales of joint venture interests reflects gains on the sale or conveyance of joint venture interests in six properties during 2004 compared to one in 2003 as more fully described under Liquidity and Capital Resources.

2003 COMPARED TO 2002:

RESULTS OF OPERATIONS

In evaluating our results of operations on a consolidated basis from year-to-year, it is important to isolate the impact of properties opened, acquired or sold during either period. Since for our consolidated portfolio, over 90% of the increase in each property related line item is related to the growth in the portfolio, our discussion will focus on the portion of the increase or decrease related to our stabilized properties that we have owned and/or that have been open for at least two years ("Comparable Operations"). The acquisitions and developments are discussed in the Liquidity and Capital Resources portion of this discussion.

The line items shown in the following tables are the items we think are important in understanding our operations and which had significant changes from year-to-year.

Comparison of Years ended December 31, 2003 and 2002

The following table reflects key items from our audited statements of income (in millions):

	2003	*2002*	*% Change*
	(Restated)	(Restated)	
Revenues:			
Property revenue	$366.0	$203.0	80.3%
Management and other fee income	34.8	36.3	(4.1)%
Total operating revenues	$400.8	$239.3	
Operating expenses:			
Property operating expenses	$124.6	$ 70.5	76.7%
General and administrative expenses	26.1	17.4	50.0%
Cost of fee income	16.9	15.3	10.5%
Depreciation and amortization	88.7	47.9	85.2%
Total operating expenses	$256.3	$151.1	
Interest income	$ 11.5	$ 7.4	55.4%
Interest expense, net	$ 80.6	$ 55.7	44.7%
Foreign currency exchange gains, net	$ 38.6	$ 11.6	232.8%

Income before minority interest in Mills LP increased $73.3 million or 100% in 2003 primarily due to properties acquired in late 2002 and during 2003, properties developed and placed in service in late 2002 and during 2003 and foreign currency exchange gains.

Property revenue – property revenue increased $163.0 million or 80.3% from 2002 to 2003. Of the increase 7.0%, or $11.4 million, was contributed by our Comparable Operations and is attributable to a $9.2 million increase in minimum rent. Nearly half of the increase in minimum rent was contributed by Mainstreet, our push cart operation. Other increases in minimum rent were due to increased occupancy, higher rents and a full year of rents for tenants that moved into centers late in 2002.

Management and other fee income and Cost of fee income – management and other fee income decreased $1.5 million or 4.1% from 2002 to 2003. Cost of fee income increased $1.6 million or 10.5% from 2002 to 2003. While management fee income rose from our larger portfolio of unconsolidated joint ventures, developments fees decreased $4.4 million in 2003 when compared to 2002. Development, leasing and financing fees are related to specific transactions and tend to have higher variability between periods. Cost of fee income was a lower percentage of the associated revenues since development fees were higher in 2002 and development fees have the highest profit margin.

Property operating expenses – property operating expenses, which includes recoverable from tenants and other operating, increased $54.3 million, or 77.0%, from 2002 to 2003. Of the increase 5.3%, or $2.9 million, was related to our Comparable Operations.

General and administrative expenses – general and administrative expenses increased $8.7 million or 50.0% from 2002 to 2003. Of the increase, $6.2 million is attributable to strengthening the corporate staff in terms of size, experience and knowledge base to better manage the larger portfolio and the growing complexities of property acquisitions, international operations and our multi-faceted development opportunities.

Depreciation and amortization – depreciation and amortization increased 85.2%, or $40.8 million from 2002 to 2003, of which $34.1 million is attributable to recently acquired and opened centers.

Interest income, net – interest income, net increased $4.1 million or 55.4% from 2002 to 2003. The increase is primarily attributable to interest earned on advances to Madrid Xanadú made late in 2002 that were outstanding in 2003.

Interest expense – interest expense increased $24.9 million or 44.7% from 2002 to 2003. New properties contributed $34.6 million of additional interest expense while another $3.7 million was incurred on our line of credit, which was utilized to fund advances to joint ventures and for development expenditures. Partially offsetting these increases was an increase in capitalized interest.

Gain on foreign currency transactions – gain on foreign currency transactions increased $27.0 million or 232.8% from 2002 to 2003. The benefit results primarily from higher investment balances remeasured based on the weakening US dollar against the Euro. These gains result from re-measuring our investment and advance balances which are denominated in local currencies into the U.S. dollar for reporting purposes.

UNCONSOLIDATED JOINT VENTURES

The following table reflects key items from the combined condensed results of operations of our unconsolidated joint ventures (in millions):

	2003	*2002*	*% Change*
	(Restated)	(Restated)	
Operating revenues	$359.4	$288.2	24.7%
Operating expenses	$226.9	$187.1	21.3%
Interest expense	$107.4	$ 82.5	30.2%
Other income (expense)	$ 10.9	$ 25.3	(56.9)%
Our equity in earnings	$ 34.6	$ 24.0	44.2%

Operating revenues – operating revenues increased $71.2 million or 24.7% from 2002 to 2003. The increase is primarily attributable to recently acquired and opened unconsolidated joint ventures.

Operating expenses – operating expenses increased $39.8 million or 21.3% from 2002 to 2003. The increase is primarily attributable to recently acquired and opened unconsolidated joint ventures.

Interest expense – interest expense increased $24.9 million or 30.2% from 2002 to 2003. Almost half of the increase is attributable to the recently acquired and opened unconsolidated joint ventures. The other half is attributable to two construction loans that were refinanced in late 2002 with higher fixed rate permanent mortgage loans.

Other income (expense) – other income (expense) decreased $14.4 million or 56.9% from 2002 to 2003. Higher land sales in 2002 coupled with start up costs at our Madrid Xanadú Snow Dome venture in 2003 account for $8.0 million or 55.6% of the decrease.

Our equity in earnings – our equity in earnings increased $10.6 million or 44.2% from 2002 to 2003. The increase is primarily attributable to the changes described above.

FUNDS FROM OPERATIONS ("FFO")

FFO is a recognized metric by the real estate industry, in particular, REITs. Accounting for real estate assets using historical cost accounting under GAAP assumes that the value of such assets diminishes predictably over time. The National Association of Real Estate Investment Trusts ("NAREIT") stated in its April 2002 White Paper on Funds from Operations, "since real estate asset values have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves." As a result, the concept of FFO was created by NAREIT. As defined by NAREIT, FFO is "net income (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis."

For management analysis purposes, we adjust the NAREIT defined FFO to exclude the effects of foreign currency exchange rate fluctuations reflected in net income arising primarily through the re-measurement process of translating foreign investment and advance accounts for inclusion in our U.S. dollar financial statements. Although we believe this adjustment presents FFO on a more comparable basis to FFO presented by other REITs, it is important to realize that our FFO computation may be significantly different from that used by other REITs and, accordingly, may, in fact, not be comparable.

TMC conducts all of its operations through Mills LP. In addition, if initiated by a holder of units of Mills LP, the minority interest in Mills LP is exchangeable in specified circumstances for either, in TMC's sole discretion, shares of its common stock on a one-for-one basis or the cash equivalent. Accordingly, we present FFO data for both TMC and Mills LP. Management uses FFO to measure operating performance of our business and as one of several criteria to determine performance based bonuses. We offer this measure to assist the users of our financial statements in analyzing our performance; however, this is not a measure of financial performance under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

The following reconciles income from continuing operations, which is considered to be the most comparable GAAP measure, to FFO. We urge the users of our financial statements, including investors and potential investors in our securities, to carefully review the following reconciliation (in millions).

Years Ended December 31,	*2004*	*2003*	*2002*
		(Restated)	(Restated)
TMC income from continuing operations	$189.9	$115.0	$ 50.5
Add (deduct):			
Depreciation and amortization	194.7	85.3	47.9
Equity in depreciation and amortization from unconsolidated joint ventures	33.4	61.7	45.3
Partners' share of depreciation and amortization from consolidated joint ventures	(47.4)	–	–
Gain on sales of joint venture interests	(84.0)	(0.7)	–
Foreign currency exchange gains	(15.2)	(38.6)	(11.6)
Equity in foreign currency exchange gains from unconsolidated joint ventures	–	(2.1)	–
Mills LP common unit holders' share of above adjustments	(10.9)	(22.1)	(25.9)
TMC FFO	260.5	198.5	106.2
Add minority interest reflected as equity in Mills LP	41.4	53.2	48.4
Mills LP FFO	301.9	251.7	154.6
Less preferred unit distributions	(44.8)	(28.5)	(2.6)
FFO available to Mills LP common unit holders	$257.1	$223.2	$152.0

LIQUIDITY AND CAPITAL RESOURCES

Our consolidated cash flow was as follows (in millions):

Years Ended December 31,	*2004*	*2003*	*2002*
		(Restated)	(Restated)
Net cash flows provided (used) by:			
Operating activities	$ 250.0	$ 168.9	$ 72.7
Investing activities	(540.3)	(1,103.5)	(552.4)
Financing activities	427.4	871.2	549.5
Net increase (decrease) in cash and cash equivalents	137.1	(63.4)	69.8
Cash and cash equivalents at beginning of the year	15.8	79.2	9.4
Cash and cash equivalents at the end of the year	$ 152.9	$ 15.8	$ 79.2

Our cash flow data for the fiscal years ended 2004 and 2003 is not wholly analogous due to our prospective adoption of FIN 46, which resulted in the consolidation of the cash flows from 15 previously unconsolidated joint ventures as of March 31, 2004. Included in cash flows provided by investing activities for 2004 is $109.7 million attributable to the cash balances of these joint ventures at March 31, 2004. Distributions from our joint ventures are not subject to any significant restrictions but are governed by the underlying joint venture documents which specify how cash is distributed to each partner. Distributions to us from these joint ventures subsequent to March 31, 2004, amounted to $64.9 million.

At December 31, 2004, our balance of cash and cash equivalents was $152.9 million. This amount includes $112.2 million of consolidated joint venture cash balances. Cash and cash equivalents exclude restricted cash of $77.0 million which is used to pay operating and capital expenditures of operating properties that serve as collateral for secured loan facilities. In addition, at December 31, 2004, our unconsolidated joint ventures had combined cash and cash equivalents totaling $45.7 million, excluding restricted cash balances of $6.7 million.

Our primary sources of short-term liquidity are tenant leases that generate positive net cash flow from operations and cash distributions from our unconsolidated joint ventures. Historically the net cash provided by operating activities and distributions from joint ventures have been sufficient to fund annual debt service payments, recurring capital expenditures and distributions to stock and unit holders. We anticipate such funds will continue to be available to fund these payments.

We also have a $1.0 billion unsecured line of credit, of which $731.5 million was available at December 31, 2004. Cash needed for acquisitions, development activities and major capital improvements are often funded initially by our line of credit facility. Initial funding of these capital investments has historically been repaid with the proceeds of construction loans, debt refinancing, common and/or preferred equity issuances and proceeds from the sale of partnership interests. Since December 31, 2004, we have made additional draws on our line of credit aggregating $188.0 million. Our ability to draw on our line of credit is subject to the maintenance of the financial ratios specified in the line of credit agreement. While we believe we will be able to maintain a capital structure that will enable us to have access to the line of credit, it is possible that certain of the financial ratios could constrain our ability to access the entire committed amount.

The following ratios are used by us as indicators of our overall liquidity and, as such, are computed based on our proportionate share of both consolidated and unconsolidated operations and debt:

Years Ended December 31,	*2004*	*2003*	*2002*
		(Restated)	(Restated)
Coverage Ratios:			
Interest coverage ratio	4.0	3.5	3.1
Fixed charge ratio	2.8	2.5	2.5
Leverage Ratio:			
Debt to market capitalization ratio	45.5%	51.4%	49.7%
Debt Indicators:			
Weighted average maturity (in years)	3.8	4.6	5.9
Weighted average interest rate	5.4%	5.6%	6.5%
Fixed rate debt percentage	56.2%	60.7%	82.5%
Fixed rate debt percentage, including swaps in place through December 31, 2005, 2004 and 2003, respectively	59.0%	79.8%	96.8%

FINANCING ACTIVITIES

We use various financing vehicles to fund capital investments including construction loans, debt refinancing and common and/or preferred equity issuances. Proceeds from the sale or conveyance of partnership interests are also available to supplement this funding. Over the last three years, we and our joint ventures have completed several such transactions.

In February 2005, the Pittsburgh Mills joint venture secured a construction loan with a total commitment of $175.0 million. The interest only loan matures in February 2008 and provides for two one-year extensions. The loan is fully guaranteed by us and has an interest rate of LIBOR plus 1.65%. The LIBOR margin and our guaranty are reduced as certain performance measures are achieved.

The following sections provide greater detail of the debt and equity transactions completed by us and our joint ventures during 2004.

Debt Transactions

Line of Credit. In December 2004, we refinanced our existing $500.0 million unsecured line of credit and $200.0 million secured term loan with an unsecured $1.2 billion credit facility (the "Facility") which includes a revolving credit commitment of $1.0 billion and a term loan of $200.0 million. Borrowings under the Facility may be used to acquire or develop real property, make various permitted investments, repay indebtedness and fund other working capital needs. At our option, borrowings under the Facility bear interest at LIBOR or a base rate plus an applicable margin based on our leverage ratio. The margin on LIBOR rate loans varies between 0.95% and 1.45% and between 0.15% and 0.45% on base rate loans. We also pay a facility fee, based on our leverage ratio and ranging from 20 to 25 basis points on the aggregate loans and unused commitments. At December 31, 2004 the weighted average interest rate on the aggregate outstanding borrowings was 5.4%. The Facility is scheduled to expire in December 2007 and contains a one-year extension option.

The various covenants in the Facility are generally consistent with the types of covenants that were applicable under our previous revolving credit and term loan agreements prior to amendment and restatement. These operational restrictions include, among other things, customary restrictions on our ability to:

- Incur indebtedness or grant liens;
- Pay dividends or make stock repurchases;
- Make investments, acquire businesses or assets or enter into joint ventures;
- Make expenditures on construction assets that are not leased;
- Engage in business other than those that acquire, develop, lease, re-develop or manage retail real property and business incidental thereto;
- Enter into transactions with partners and affiliates; and
- Merge, consolidate or dispose of assets.

We are also required to comply with various ongoing financial covenants, including with respect to:

- Maximum leverage and secured leverage ratios;
- Minimum combined equity value (determined according to the difference between our capitalization value and our outstanding indebtedness); and
- Minimum interest coverage ratio.

If we do not comply with the various financial and other covenants and requirements in the Facility, the lenders may, subject to various customary cure rights, require the immediate payment of all amounts outstanding under the Facility.

On February 16, 2005, we entered into a waiver agreement with respect to our Facility. The waiver agreement waives any potential event of default or event of default under the Facility that we expect would have been caused by our restatement of financial results. As a result of the restatement, among other things, we would no longer be able to make the representations under the Facility concerning the conformity with GAAP of our previously delivered financial statements, or confirm our prior compliance with certain obligations concerning the maintenance of our books and records in accordance with GAAP. Because the restatement was not expected to result in our having breached any of the financial covenants in the Facility, the waiver agreement did not waive or modify any such financial covenants. Contemporaneously with the filing of the Form 10-K, we satisfied all conditions contained in the waiver agreement, and therefore the Facility continues to remain available and in full force and effect.

Operational Subsidiary Debt. In December 2004, in connection with the sale of a partnership interest, the Del Amo Fashion Center mortgage was refinanced. The new $316.0 million mortgage is interest-only through maturity and provides for an additional $134.0 million in redevelopment financing. The stated maturity is January 2008 with two one-year extension options. We have guaranteed $25.0 million of the principal balance.

In connection with the acquisition of the 50.0% interest in the properties from GM Trusts in October 2004, we obtained the following financings:

- The $196.8 million Briarwood mortgage loan was amended and restated. $192.4 million of the loan is interest only through maturity, while the remaining $4.4 million amortizes on a 5 year amortization schedule though July 2009. The loan bears interest at a blended interest rate of 4.48% and matures November 2009.
- The $148.2 million Falls mortgage loan was amended and restated. The interest only loan bears interest at a blended interest rate of 4.34% and matures November 2009.
- The $293.8 million Stoneridge Mall mortgage loan was amended and restated. The loan bears interest at LIBOR plus 0.95% and matures November 2009. An interest rate swap fixes the interest rate at 4.63% on a notional amount of $176.3 million through maturity.
- We assumed the $46.2 million Hilltop mortgage loan. The interest only loan bears interest at LIBOR plus 0.65% and matures October 2005.
- We assumed the $99.0 million Lakeforest mortgage loan. The interest only loan bears interest at LIBOR plus 0.65% and matures October 2005.
- We assumed the $75.0 million Marley Station mortgage loan. The interest only loan bears interest at LIBOR plus 0.65% and matures October 2005.
- We assumed the $120.0 million Mall at Tuttle Crossing mortgage loan. The loan bears interest at 5.05% and is interest only through November 2006. Thereafter, it amortizes on a 30 year schedule with a balloon payment due at maturity in November 2013.
- We financed the $182.0 million Meadowood Mall mortgage loan. The loan bears interest at LIBOR plus 0.87% and matures in November 2009. An interest rate swap fixes the interest rate at 4.08% on a notional amount of $109.2 million through November 2007.

In October 2004, the Colorado Mills joint venture refinanced its construction loan with a $170.0 million mortgage. The mortgage bears interest at LIBOR plus 1.78% and is interest-only through maturity. The stated maturity date is November 2007 but we intend to exercise our two one-year extension options.

In April 2004, the Discover Mills joint venture construction loan was amended and componentized into a $119.4 million mortgage and a $42.6 million mezzanine loan. The mortgage bears interest at LIBOR plus 1.75% while the mezzanine loan bears interest at LIBOR plus 3.00%. On a notional amount of $39.5 million of the mezzanine loan, interest rate swaps fix the interest rate at 4.69% through March 2005, 6.29% from April 2005 though March 2006 and 7.53% from April 2006 through maturity. Both have a stated maturity of April 2007 with one-year extension options and are fully guaranteed by us. Our guaranty for the mortgage is reduced when certain performance measures are achieved.

In February 2004, construction financing for Vaughan Mills, an unconsolidated joint venture, was obtained from an affiliate of our partner in the project. The loan has a total commitment of $157.8 million and a stated maturity of March 2006 with a one-year extension option. We guarantee 50.0% of the loan which has an interest rate of CDOR plus 2.25%. The CDOR margin and our guaranty are reduced as certain performance measures are achieved.

In February 2004, we refinanced the Cincinnati Mills construction loan and the commitment was increased to $122.0 million. The loan is 75% guaranteed by us and matures in February 2007 although it provides for two one-year extensions. The interest rate is LIBOR plus 2.00%. An interest rate swap fixes the interest rate at 5.88% through October 2006 on a notional amount of $57.0 million. Our guaranty is reduced when certain performance measures are achieved.

In January 2004, in connection with the acquisition of Westland Mall, we obtained a $58.8 million mortgage. The mortgage bears interest at 4.95% and is interest-only through February 2007. Thereafter, it amortizes on a 30 year schedule with a balloon payment due in February 2011.

In January 2004, we refinanced substantially all of the Concord Mills Marketplace construction loan with a $16.4 million mortgage. The new mortgage bears interest at 5.76% and is amortizing on a 30 year schedule with a balloon payment due in February 2014.

Equity Transaction

In August 2004, we sold 316,250 shares of Series F Convertible Cumulative Redeemable Preferred Stock in an offering made under Rule 144A of the Securities Act to qualified institutional buyers generating net proceeds of $306.2 million.

INVESTING ACTIVITIES

In January 2005, together with our partner in Vaughan Mills, we purchased St. Enoch Centre in Glasgow, Scotland for $514.4 million, excluding transaction costs. Each of us owns an undivided 50% interest in the property. The transaction was financed with a mortgage on the property, our share of which was $179.3 million, and cash. In March 2005, we acquired Southdale Center near Minneapolis, MN and Southridge Mall near Milwaukee, WI for $451.6 million. The transaction was financed with a $186.6 million mortgage for Southdale Center, a $124.0 million mortgage for Southridge Mall, and cash.

The following sections describe our investing activities during 2004.

Acquisitions

In October 2004, we purchased a 50% interest in nine regional mall properties (the "GM Portfolio"). We paid $452.1 million in cash for the equity in the underlying entities. Our proportionate share of pre-existing property debt assumed was $170 million, and our proportionate share of property debt incurred in connection with the transaction was $410 million. The GM Portfolio has a combined GLA of 8.9 million square feet and includes Briarwood Mall, Columbus City Center, The Falls, Hilltop Mall, Lakeforest Mall, Marley Station, Meadowood Mall, Stoneridge Mall and The Mall at Tuttle Crossing.

In August 2004, we acquired our partner's interest in Madrid Xanadú and the Snow Dome venture located at the property for an initial price of $45.0 million. The price is subject to adjustment utilizing a formula based on 2003 operating results. The amount, if any, of the adjustment has not been determined.

In January 2004, we acquired Westland Mall near Miami, Florida for $78.8 million.

Dispositions

In December 2004, we sold a 50% joint venture interest in Del Amo Fashion Center for $221.8 million, including $158.0 million of the venture's debt. We recognized no material gain or loss on the sale. In December 2004, we also sold a 50% joint venture interest in a parcel of land adjacent to the Del Amo Fashion Center for $22.8 million and recognized a $15.3 million gain.

In August 2004, we and KanAm sold a 50% joint venture interest in Ontario Mills for $170.3 million. The joint venture interest sold consisted of KanAm's entire interest and a portion of our interest. We received proceeds of $50.7 million on our portion of the sale and recognized a gain of $39.6 million.

In March 2004, we conveyed a 51% joint venture interest in Opry Mills for proceeds of $68.9 million and recognized a gain of $35.9 million. In conjunction with this transaction, we terminated a swap agreement and recorded a $5.3 million charge against the gain.

In June 2004, we recorded a gain of $8.5 million from our August 2003 conveyance to KanAm of an additional 6.375% partnership interest in each of the Arundel Mills, Concord Mills and Grapevine Mills centers for proceeds of $28.1 million. Due to our continuing involvement in the joint ventures, we were precluded from recognizing the transactions as sales until June 2004 when the underlying joint venture agreements were amended to remove the terms comprising the continuing involvement.

Projects Opened

Vaughan Mills – Toronto, Canada: In November 2004, we opened the first enclosed, regional shopping center to be built in Canada in over 14 years opened. The $240.0 million project was developed jointly with Ivanhoe Cambridge, a shopping center developer based in Montréal, Canada and was funded by the $157.8 million construction loan described previously with the remainder of the funding provided equally by us and Ivanhoe Cambridge. We each own an undivided 50% interest in the project as tenants in common and receive 50% of all revenues and are responsible for funding 50% of all expenses. At any time after the fourth anniversary of the opening of the project, either co-owner may exercise a buy-sell provision.

Cincinnati Mills – Cincinnati, OH: In August 2004, we completed our $169.0 million renovation of the mall which we acquired in September 2002. The $169.0 million project was funded primarily by the $122.0 million construction loan described above.

Projects Under Construction

We currently have two projects under construction, which we anticipate will have an aggregate of 3.3 million square feet of GLA upon completion. We are currently estimating the total development cost for these projects at $1.1 billion.

Pittsburgh Mills – Pittsburgh, PA: This project is scheduled to open during the summer of 2005. The joint venture building the center includes KanAm, AV Associates and us. We have a 37.5% capital contribution percentage and a 56.3% residual sharing interest in the joint venture. As of December 31, 2004, the project was 72.8% pre-leased, including 9 anchor stores. The project is expected to contain approximately 1.1 million square feet of GLA at full build-out at an estimated aggregate project cost of approximately $218.3 million. The project costs will be funded by construction loans and equity contributions from us and our joint venture partners. Our total expected equity contribution to the project is $26.0 million. At December 31, 2004, we had contributed $57.8 million which, as a result of land sales and other project recoveries, was reduced to $26.1 million in January 2005.

Meadowlands Xanadu – East Rutherford, NJ: In December 2003, we executed a redevelopment agreement with the New Jersey Sports & Exposition Authority, or the NJSEA, pursuant to which we will redevelop the Continental Arena site. The project is being developed by a joint venture that includes Mills, KanAm and Mack-Cali Realty Corporation, or Mack-Cali. We executed a ground lease for the site in October 2004, under which the joint venture is required to pay an initial deposit totaling $160.0 million, of which $50.0 million was paid to escrow in March 2005 after receiving the required approvals and permits to proceed with the project.

Upon completion, Meadowlands Xanadu is planned to include a 2.2 million square feet family entertainment and recreation complex with five themed zones and an office and hotel component with four office buildings and a 520-room hotel with conference and exhibition facilities. As of December 31, 2004, we had invested $109.3 million, including capitalized interest, KanAm had invested $210.2 million and Mack-Cali had invested $17.1 million.

In October 2004, an entity owned by Meadowlands Mills acquired a 587-acre tract of land adjacent to the Continental Arena site, or the Empire Tract. In connection with the redevelopment agreement with NJSEA, we conveyed the Empire Tract to a non-profit conservation trust in exchange for a payment or credit of $26.8 million granted by the NJSEA.

Projects Under Development

In addition to the projects under construction, we are actively pursuing the development of other projects. These projects are at various stages of the due diligence process during which we determine site/demographic viability, negotiate tenant commitments and work through the third party approval processes. Generally we will not begin construction until we have completed our due diligence process and obtained pre-leasing commitments. While we currently believe these projects will ultimately be completed, we cannot assure you that they will actually be constructed or that they will have any particular level of operational success or ultimate value.

We currently have a number of projects under development. The four most advanced projects are discussed below. Our investment in these four projects was $59.5 million as of December 31, 2004.

Mercati Generali – Rome, Italy. On November 19, 2004, the city of Rome announced that we were the winning bidder to develop an urban retail, entertainment and cultural center on the former site of Mercati Generali, a general food market near the Roman Forum and Coliseum. On January 24, 2005, the city of Rome issued the Provisional Award for the proposed development. We anticipate receiving the Final Award no later than the end of the second quarter of 2005. Once the city of Rome has issued the Final Award, we have 60 days to execute a Concession Agreement with the city, under which we will have the right to develop and operate the property for 60 years. Our development partners for the project are Lamaro Appalti S.p.a. and Cogeim S.p.a. We have executed a preliminary joint venture agreement and expect to execute a definitive joint venture agreement before we execute the Concession Agreement with the City of Rome. We anticipate breaking ground in 2005; the project is currently expected to provide approximately 830,000 square feet of leisure, cultural and retail options.

108 North State Street – Chicago, IL. In June 2002, we were selected by the City of Chicago to negotiate the development of 108 N. State Street, a key city block opposite the Marshall Fields department store in downtown Chicago, as a 21st Century Retail and Entertainment Center mixed-use project including retail, office, residential and hotel uses. We are proceeding with obtaining the appropriate entitlements. We continue to discuss the proposed retail portion with prospective tenants and continue to negotiate with an office developer to develop the office portion of the project.

Woodbridge, VA. In 2004, we acquired property in northern Virginia located near Potomac Mills. We are proceeding with obtaining entitlements at the state and local level. We and our partner, Lerner Enterprises, plan on developing an open air 21st Century Retail and Entertainment Center.

San Francisco Piers 27–31 – San Francisco, CA. In April 2001, the San Francisco Port Commission awarded us the exclusive right to negotiate for a long-term lease on Piers 27–31 on the San Francisco waterfront on which to develop a 21st Century Retail and Entertainment Center full-price mixed-use retail, office, entertainment and recreation project. These negotiations began in 2003 and are ongoing. Concurrent with these negotiations, we are proceeding with obtaining entitlements at the state and local level.

Projects Under Redevelopment and Renovation

We are also engaged in various redevelopment and renovation projects at some of our operating properties. The following is a brief description of those projects:

Sawgrass – Ft. Lauderdale, FL. In 2004, we completed our renovation to upgrade the fourteen year old shopping center, which included replacing the flooring and interior graphics, introduced brighter color schemes, added new lighting fixtures and improved the seating areas in the food courts. We also improved the exterior of the shopping center. We also begun construction of a 110,000 square foot open-air promenade called The Colonnade, which will offer additional retail and dining options, and is expected to open in the fourth quarter of 2005.

Del Amo – Los Angeles, CA. We continue to pursue our plan to redevelop our Del Amo Fashion Center that will include the addition of new department store anchors and the introduction of additional tenants with higher price points than the property's current tenants. In 2004, we demolished the vacant wing, formerly anchored by Montgomery Ward, and have begun to construct an open air retail and lifestyle wing, which we anticipate opening in the first half of 2006. Additionally, it is anticipated that a parcel of peripheral land will be sold.

In addition to the projects discussed above, we are also conducting due diligence on several other proposed sites for future projects, including sites in Boston, Massachusetts; Tampa, Florida; and San Francisco, California. We are also reviewing other potential retail and entertainment development opportunities internationally. For example, we are exploring follow-on opportunities beyond Madrid Xanadú for sites in and around Seville, Valencia and Barcelona, Spain. In addition, we are pursuing various opportunities in the United Kingdom and Italy.

Strategic Relationships

KanAm/KanAm Grund: We have a long-standing relationship with KanAm. KanAm currently manages approximately $10 billion on behalf of private and institutional investors through publicly offered real estate funds and private placements. Since 1994, KanAm has invested approximately $1.0 billion of equity in our various projects. As of December 31, 2004, KanAm also owned 1.23% of the common partnership units of Mills LP.

Ivanhoe Cambridge: We have a master agreement with Ivanhoe Cambridge, pursuant to which we have agreed, if we both deem feasible, to jointly acquire, develop, construct, own and operate Mills Landmark Centers in four provinces of Canada as well as one or more Block projects throughout Canada. This agreement extends through December 31, 2015.

GM Trusts: In August 2004, we purchased an approximate 50% managing member LLC interest in nine regional mall properties from GM Trusts which is the holding company for certain investment advisors and fiduciaries and, through its affiliates, currently manages over $148 billion in total assets for affiliated and unaffiliated trusts.

Future Capital Requirements

We anticipate that future expenditures including operating expenses, interest expenses and recurring principal payments on outstanding indebtedness, recurring capital expenditures; dividends to stockholders in accordance with REIT requirements and distributions to common unitholders, will be provided by cash generated from operations and potential peripheral land sales. We anticipate that future development and non-recurring capital expenditures will be funded from cash from operations, proceeds from land sales, future borrowings, joint venture equity contributions and proceeds from issuances of preferred and/or common equity. Access to such future capital is dependent on many factors outside of our control. We believe that we will have access to additional capital resources sufficient to expand and develop our business and to complete the projects currently under development. If we cannot raise the necessary capital, our immediate and long-term development plans could be curtailed.

Off Balance Sheet Arrangements

As of December 31, 2004, our material off-balance sheet commitments were as follows:

- We had provided letters of credit totaling $22.3 million, of which $10.0 million relates to Meadowlands Xanadu, $5.0 million relates to Pittsburgh Mills and $5.8 million relates to Vaughan Mills. As of December 31, 2004 no amounts had been drawn on the letters.
- We had guaranteed $113.5 million of our unconsolidated joint venture debt, which will be reduced as certain performance criteria are met. We generally guaranty our share of any construction loan and our joint venture partners' share of the construction loan until permanent financing is obtained.
- We generally guarantee a 9% preferred return on KanAm's equity balance in our consolidated joint ventures until permanent financing is obtained.

Contractual Obligations

The table below summarizes projected payments due under our contractual obligations, in millions, as of December 31, 2004:

	Total	*Less Than One Year*	*One to Three Years*	*Three to Five Years*	*Over Five Years*
Debt obligations	$3,826.1	$ 18.2	$1,760.3	$1,043.0	$1,004.6
Capital lease obligation	0.5	0.5	–	–	–
Operating lease obligations[1]	827.0	165.1	9.8	17.4	634.7
Capital expenditure commitments[2]	161.4	132.2	29.2	–	–

[1] Includes the Meadowlands Xanadu ground lease obligation.

[2] A substantial portion of our capital expenditures is expected to be financed by construction loans.

The table below summarizes our proportionate share of projected payments due under the contractual obligations of our unconsolidated joint ventures, in millions, as of December 31, 2004:

	Total	*Less Than One Year*	*One to Three Years*	*Three to Five Years*	*Over Five Years*
Debt obligations:					
Total	$1,073.0	$117.8	$192.0	$638.9	$124.3
Amount guaranteed by us	156.8	3.9	74.0	78.9	–
Capital lease obligation	10.7	3.6	4.9	2.2	–
Capital expenditure commitments	5.9	5.9	–	–	–

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in detail in Note 2 of the Notes to Consolidated Financial Statements contained elsewhere in this report. The following briefly describes those accounting policies that we believe are most critical to understanding our business and the preceding discussion and analysis:

Consolidation. We consolidate the accounts of TMC, Mills LP and all subsidiaries that we control. We do not consider ourselves to be in control of an entity when major business decisions require the approval of at least one other partner. All significant intercompany transactions and balances have been eliminated in consolidation. We also consolidate entities that are considered to be Variable Interest Entities (VIE's) under the provisions of FIN 46 and for which we have been determined to be the primary beneficiary. The determination of whether an entity is a VIE requires an in-depth knowledge of the structure of the economics and governance of the entity, and judgment is necessary in how this knowledge is applied to the rules described by FIN 46. At March 31, 2004 the results of applying this judgment to our situation was to consolidate 15 joint ventures with total assets of $2,701.7 million and total liabilities of $1,932.7 million. The effects of the elimination of interest and fees revenue and expense due to intercompany transactions with consolidated joint ventures are attributable to us as primary beneficiary.

Revenue Recognition. Minimum rent from income producing properties is recognized on a straight-line basis over the terms of the respective leases and includes amortization of deferred revenue resulting from acquired leases and the amortization of lease inducements. Judgment is required to determine when a tenant takes control of the space, and accordingly when to commence the recognition of rent. As a part of the restatement of our financial statements, we revised our previous practice of recognizing rent beginning with the lease commencement date to recognizing income from the date the tenant has control of the space. The impact of this on retained earnings was $6.4 million and it had an immaterial impact on net income for the periods presented. Percentage rent is recognized when tenants' sales have reached certain sales levels as specified in the underlying lease. Recoveries from tenants for real estate taxes and other operating expenses are recognized as revenue in the period the applicable costs are incurred.

REIT status. In order to maintain our status as a REIT, we are required to distribute 90% of our taxable income in any given year and meet certain asset and income tests in addition to other requirements. We monitor our business and transactions that may potentially impact our REIT status. If we fail to meet our REIT status we would be required to pay federal income taxes at regular corporate rates for a period of four additional years before we could reapply for REIT status.

Acquisition of Income Producing Real Estate. The cost of acquired income producing property represents the allocation of purchase price to such assets based on appraisals and other valuation methods used in accounting for the acquisition and includes, if material, an allocation to identifiable intangible assets such as above/below market leases and at market leases in place at date of acquisition based on their fair values. External costs directly related to acquisition opportunities we are actively pursuing are capitalized. If we are successful in completing the acquisition, such costs are allocated to the acquired property as part of the purchase price. If not, such costs are expensed in the period it becomes likely the acquisition will not be completed.

Income producing properties are individually evaluated for impairment when various conditions exist that may indicate that it is probable that the sum of expected undiscounted future cash flows from a property is less than its historical net cost basis. Upon determination that a permanent impairment has occurred, we record an impairment charge equal to the excess of historical cost basis over fair value. In addition, we write off costs related to predevelopment projects when we determine it is no longer probable that we will develop the project. Determining the fair value of an asset, and accordingly the impairment change, if any, to record, requires making judgmental estimates of the future cash flows and operations of the item, together with the selection of an appropriate discount rate.

Equity Method. Equity in the income or loss of joint ventures is recorded on the equity method of accounting. We allocate income to equity participants based on the terms of the respective partnership agreements upon an assumed liquidation of the joint venture at its depreciated book value as of the end of the reporting period. This requires an in-depth understanding of our joint ventures, many of which are complex. It is necessary to understand the implications of particular transactions during the year on the calculations.

Foreign Currency Translation. The functional currency for entities operating or projects in development outside the United States is the currency of the country in which the entity or project is located. The financial statements of such entities are translated from the functional currency into U.S. dollars for inclusion in our financial statements. In addition, our foreign investment and related advances are denominated in the foreign entity's functional currency and re-measured to our functional currency of the U.S. dollar. We expect to settle these amounts in the foreseeable future through distributions from the foreign entity. Accordingly, gains or losses resulting from the re-measurement are included in the determination of net income.

Capitalization of Development and Leasing Costs. We capitalize the costs of development and leasing activities of our properties. These costs are incurred both at the property location and at the regional and corporate office level. The amount of capitalization depends, in part, on the identification and justifiable allocation of certain activities to specific projects and leases. Differences in methodologies of cost identification and documentation, as well as differing assumptions as to the time incurred on projects, can yield significant differences in the amounts capitalized.

Capitalization of Interest. Interest is capitalized on real estate and development assets, including investments in joint ventures, in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 34, "Capitalization of Interest Cost," and SFAS No. 58, "Capitalization of Interest Cost in Financial Statements that include Investments Accounted for by the Equity Method." The capitalization period commences when development begins and continues until the asset is ready for its intended use or is abandoned. The calculation includes interest costs that theoretically could have been avoided, based first on project specific borrowings then on an assumed repayment of our highest rate debt, had the underlying development and construction activities not been undertaken. Judgment is necessary to determine specifically when to commence and to cease capitalization, particularly in situations involving our redevelopment projects.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we and our joint ventures are exposed to the effect of interest rate changes. To limit this exposure, we follow established risk management policies and procedures including the use of a variety of derivative financial instruments to manage, or hedge, interest rate risk. We do not use derivative instruments for speculative purposes. Derivative instruments used for hedging must be effective in reducing the interest rate risk exposure. Changes in the hedging instrument's fair value related to the effective portion of the risk being hedged are included in accumulated other comprehensive income (loss). Hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Hedges that meet these criteria are formally designated as cash flow hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, the change in the fair value of the derivative instrument is marked to market with the change included in net income in each period until the derivative instrument matures. Any derivative instrument used for risk management that becomes ineffective is marked to market through earnings.

Depending on the underlying exposure, interest rate swaps, caps and floors, options, forwards or a combination thereof, may be used to manage interest rate risk. Interest rate swaps and collars are contractual agreements with third parties to exchange fixed and floating interest payments periodically without the exchange of the underlying principal amounts (notional amounts). In the unlikely event that a counterparty fails to meet the terms of an interest rate swap contract or collar agreement, the exposure is limited to the interest rate differential on the notional amount. We do not anticipate non-performance by any of our counterparties. Net interest differentials to be paid or received under a swap contract and/or collar agreement are accrued as interest expense as incurred or earned.

Interest rate hedges, designated as cash flow hedges, hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars and forwards are cash flow hedges. The unrealized gains or losses in the fair value of these hedges are reported on the balance sheet and included in accounts payable and other liabilities or in investment in unconsolidated joint ventures with a corresponding adjustment to either accumulated other comprehensive income or earnings depending on the hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains/losses are reported in accumulated other comprehensive income to the extent of the effective portion of the risk being hedged. Some derivative instruments are associated with the hedge of an anticipated transaction. Over time, the unrealized gains/losses held in accumulated other comprehensive income (loss) will be reclassified to earnings consistent with when the hedged items are recognized in earnings. This type of reclassification reduced net income by $5.6 million for the year ended December 31, 2004.

As of December 31, 2004, we and our joint ventures were party to interest rate swap agreements that hedge the impact of the variability of LIBOR on cash outflows. Under the agreements, we, or the joint venture, receive LIBOR and pay a fixed rate. The following summarizes the current and deferred start swap terms of the derivative instruments and provides a reconciliation of their fair values and adjustments to accumulated other comprehensive loss:

	Wholly Owned	*Joint Ventures*
Hedge type	Cash Flow	Cash Flow
Description	Swap	Swap
Range of notional amounts	$57.0–$245.0 million	$6.5–$176.3 million
Range of interest rates	2.07%–3.88%	1.69%–5.35%
Range of deferred effective start dates	–	4/1/05–4/3/06
Range of maturity dates	2/15/05–10/2/06	4/1/05–11/1/09
Accumulated other comprehensive loss at December 31, 2003	$(11.8)	$(11.0)
Change in other comprehensive loss	7.3	12.6
Accumulated other comprehensive loss at December 31, 2004	$ (4.5)	$ 1.6

The following disclosures of estimated fair value of financial instruments were determined by management, using available market information and appropriate valuation methodologies based on pertinent information available to management at December 31, 2004 and 2003. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2004, and current estimates of fair value may differ significantly from the amounts presented herein.

The following table, in millions of dollars, presents principal cash flows and related weighted average interest rates by expected maturity dates, including the effect of interest rate swaps currently in effect, for our consolidated mortgages, notes and loans payable that may be sensitive to changes in interest rates as of December 31, 2004.

	Fixed Rate	*Average Interest Rate*	*Variable Rate*	*Average Interest Rate*
2005	$ 18.2	7.02%	$0.4	6.92%
2006	412.6	6.45%	296.0	4.15%
2007	465.7	5.26%	586.0	3.92%
2008	349.1	5.71%	320.0	4.47%
2009	203.9	6.28%	170.0	4.18%
Thereafter	1,004.7	6.37%	–	–%
Total	$2,454.2		$1,372.4	
Estimated Fair Value at December 31, 2004	$2,495.8		$1,372.4	

At December 31, 2003 we had fixed rate debt aggregating $1,071.1 million with an estimated fair value of $1,161.1 million and variable rate debt totaling $165.6 million which approximated its fair value.

FOREIGN CURRENCY RISK

We are exposed to foreign currency exchange risk related to our foreign joint venture investments and advance balances that are denominated in foreign currencies and thus require re-measurement into the U.S. dollar. The exposure to foreign currency exchange risk related to translating the income and expenses of our equity investments is minimal due to the fact that most transactions occur in the functional currency of that entity. We currently have not hedged the foreign joint venture investments and advance balances. Based on our investments and advances at December 31, 2004, a 10% change in foreign currency exchange rates would have resulted in an approximate impact of $6.1 million to income before minority interest.

Management's Annual Report on Internal Control over Financial Reporting. Management of TMC is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a 15(f) under the Exchange Act. TMC's internal control system is designed to provide reasonable assurance to TMC's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Management has assessed the effectiveness of TMC's internal control over financial reporting as of December 31, 2004. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control – Integrated Framework.*

In performing this assessment, management reviewed TMC's selection, application and monitoring of accounting policies and as a result of this review, management concluded that TMC's controls over the selection, application and monitoring of accounting policies were insufficient. On February 15, 2005, TMC, determined to restate certain of its previously issued financial statements to reflect the correction of errors arising from its historical use of certain accounting policies, including calculation of equity in earnings, capitalization of interest and other costs, sales of joint venture interests, promotion funds, and the income statement presentation of fees and associated costs. Details of the restatements are included in Note 17 of the Notes to Consolidated Financial Statements.

Management evaluated the impact on TMC's assessment of its system of internal control and has concluded that the control deficiency that resulted in the inappropriate selection, application and monitoring of accounting policies represented a material weakness. As a result of this material weakness in TMC's internal control over financial reporting, management has concluded that, as of December 31, 2004, TMC's internal control over financial reporting was not effective based on the criteria set forth by the COSO of the Treadway Commission in *Internal Control – Integrated Framework.* A material weakness in internal control over financial reporting is a control deficiency (within the meaning of PCAOB Auditing Standard No. 2), or combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. PCAOB Auditing Standard No. 2 identifies a number of circumstances (including the restatement of previously issued financial statements to reflect the correction of a misstatement) that, because of their likely significant negative effect on internal control over financial reporting, are to be regarded as strong indicators that a material weakness exists.

TMC's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of TMC's internal control over financial reporting. This report appears below.

Remediation Steps to Address Material Weakness. To remediate the material weakness in TMC's internal control over financial reporting, TMC has implemented additional review procedures over the selection, application and monitoring of appropriate accounting policies. We have hired additional accounting staff including an experienced Chief Accounting Officer. We have also identified expert accounting consultants for input on financial reporting matters.

Change in Internal Control Over Financial Reporting. As previously reported, we implemented a new general ledger system on July 1, 2004. During the remainder of the year we continued to improve and change processes surrounding that implementation. Also, as part of an ongoing focus on accounting policies used by TMC, we conducted a review of the selection, application and monitoring of our historical accounting policies, as described above. Other than these items, there were no changes in TMC's internal control over financial reporting that occurred during TMC's fiscal quarter ending December 31, 2004 that have materially affected, or are reasonably likely to materially affect, TMC's internal control over financial reporting.

NEW YORK STOCK EXCHANGE REQUIRED DISCLOSURES

On July 7, 2004, our Chief Executive Officer certified that he was not aware of any violation by the Company of the New York Stock Exchanges Corporate Governance listing standards, other than has been notified to the Exchange pursuant to section 303A.12(b), of which there was none.

We have filed with the Securities and Exchange Commission, as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2004, our Chief Executive Officer's and Chief Financial Officer's certifications required by Section 302 of the Sarbanes Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of The Mills Corporation

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that The Mills Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the Company's insufficient controls over the appropriate selection, application and monitoring of accounting policies, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Mills Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment: In its assessment as of December 31, 2004, management identified as a material weakness the Company's insufficient controls over the selection, application and monitoring of accounting policies, including calculation of equity in earnings, capitalization of interest and other costs, sales of joint venture interests, acquisition purchase price accounting, promotion funds, straight-line rent, lease inducements, tenant allowances and the income statement presentation of fees and associated costs. As a result of this material weakness in internal control, The Mills Corporation concluded the Company's previously issued financial statements should be restated. The restatement is discussed in detail in Note 17 of the Notes to the Consolidated Financial Statements. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated March 31, 2005 on those financial statements.

In our opinion, management's assessment that The Mills Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, The Mills Corporation has not maintained effective internal control over financial reporting as of December 31, 2004, based on the COSO control criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of The Mills Corporation and our report dated March 31, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP

McLean, Virginia
March 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of The Mills Corporation

We have audited the accompanying consolidated balance sheets of The Mills Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, total comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the management of The Mills Corporation. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Mills Corporation as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 17 of the Notes to the Consolidated Financial Statements, the accompanying consolidated balance sheet as of December 31, 2003 and the related consolidated statements of income, total comprehensive income, stockholders' equity, and cash flows for the years ended December 31, 2003 and 2002 have been restated.

In 2004, as discussed in Note 3 of the Notes to the Consolidated Financial Statements, The Mills Corporation adopted the provisions of FIN No. 46(R), "Consolidation of Variable Interest Entities." In 2002, as discussed in Note 3 of the Notes to the Consolidated Financial Statements, The Mills Corporation changed its method of accounting for stock-based compensation plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Mills Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2005 expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

Ernst & Young LLP

McLean, Virginia
March 31, 2005

CONSOLIDATED BALANCE SHEETS

December 31,	*2004*	*2003*
(Dollars in millions, except per share data)		(Restated)
ASSETS		
Income producing property:		
Land and land improvements	$ 819.3	$ 420.2
Building and improvements	3,780.2	1,857.0
Furniture, fixtures and equipment	131.1	60.7
Less accumulated depreciation and amortization	(811.8)	(400.7)
Net income producing property	3,918.8	1,937.2
Construction in progress	732.9	298.4
Investment in unconsolidated joint ventures	728.5	805.9
Net real estate and development assets	5,380.2	3,041.5
Cash and cash equivalents	152.9	15.8
Restricted cash	77.0	37.5
Accounts receivable, net	246.5	81.4
Notes receivable, net	62.1	25.7
Deferred costs and other intangibles, net	157.1	63.5
Other assets	27.4	11.0
Total Assets	$6,103.2	$3,276.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgages, notes, and loans payable	$3,826.6	$2,119.3
Accounts payable and other liabilities	338.5	226.8
	4,165.1	2,346.1
Minority interests:		
Mills LP	95.7	118.2
Consolidated joint ventures	587.9	–
Series B Cumulative Redeemable Preferred Stock, par value $0.01, 4,300,000 shares authorized, issued and outstanding	107.5	107.5
Series C Cumulative Redeemable Preferred Stock, par value $0.01, 3,500,000 shares authorized, issued and outstanding	87.5	87.5
Series E Cumulative Redeemable Preferred Stock, par value $0.01, 8,545,000 shares authorized, issued and outstanding	213.6	213.6
Series F Convertible Cumulative Redeemable Preferred Stock, par value $0.01, 316,250 shares authorized, issued and outstanding	316.3	–
Common stock, par value $0.01, 100,000,000 shares authorized, 55,654,194 and 50,297,623 shares issued and outstanding in 2004 and 2003, respectively	0.6	0.5
Additional paid in capital	970.5	915.5
Accumulated deficit	(439.1)	(497.7)
Accumulated other comprehensive loss	(2.4)	(14.8)
Total stockholders' equity	1,254.5	812.1
Total Liabilities and Stockholders' Equity	$6,103.2	$3,276.4

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	*2004*	*2003*	*2002*
(Dollars in millions, except per share data)		(Restated)	(Restated)
Revenues:			
Minimum rent	$ 411.2	$213.3	$119.0
Percentage rent	9.3	5.6	2.3
Recoveries from tenants	202.3	119.3	66.0
Other property revenue	46.5	27.8	15.7
Management fee income	11.6	15.7	14.7
Other fee income	3.9	19.1	21.6
Total operating revenues	684.8	400.8	239.3
Expenses:			
Recoverable from tenants	193.5	112.4	64.2
Other operating expenses	30.0	12.2	6.3
General and administrative	46.5	26.1	17.4
Cost of fee income	29.9	16.9	15.3
Depreciation and amortization	199.5	88.7	47.9
Total operating expenses	499.4	256.3	151.1
Operating income	185.4	144.5	88.2
Other income (expense):			
Interest expense, net	(148.5)	(80.6)	(55.7)
Equity in earnings of unconsolidated joint ventures	15.3	34.6	24.0
Minority interest in consolidated joint ventures			
Minority interest in earnings	(12.4)	–	–
Attribution to Mills of the elimination of interest and fees	47.9	–	–
Foreign currency exchange gains, net	15.2	38.6	11.6
Interest income	9.0	11.5	7.4
Other income (expense), net	9.2	(3.2)	(2.7)
Income before gain on sales of joint venture interests and minority interest in Mills LP	121.1	145.4	72.8
Gain on sales of joint venture interests	99.3	0.7	–
Income before minority interest in Mills LP	220.4	146.1	72.8
Minority interest in Mills LP income, including Series D preferred unit distributions	(30.5)	(31.1)	(22.3)
Income from continuing operations	189.9	115.0	50.5
Discontinued operations, net of minority interest in Mills LP	–	0.1	0.3
Cumulative effect of FIN 46 adoption, net of minority interest in Mills LP	42.1	–	–
Net income	232.0	115.1	50.8
Preferred stock dividends	(43.9)	(27.8)	(2.6)
Income available to common stockholders	$ 188.1	$ 87.3	$ 48.2
Earnings per common share – basic:			
Continuing operations	$ 2.75	$ 1.94	$ 1.35
Discontinued operations	–	–	0.01
Cumulative effect of FIN 46 adoption	0.80	–	–
Earning per common share – basic	$ 3.55	$ 1.94	$ 1.36
Earnings per common share–diluted:			
Continuing operations	$ 2.71	$ 1.91	$ 1.33
Discontinued operations	–	–	0.01
Cumulative effect of FIN 46 adoption	0.79	–	–
Earning per common share – diluted	$ 3.50	$ 1.91	$ 1.34
Weighted average shares outstanding (in thousands):			
Basic	53,055	44,864	35,491
Diluted	54,079	45,785	36,355
Dividends paid per common share	$ 2.35	$ 2.24	$ 2.18

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF TOTAL COMPREHENSIVE INCOME

Years Ended December 31,	*2004*	*2003*	*2002*
(In millions)		(Restated)	(Restated)
Net income	$232.0	$115.1	$50.8
Change in fair value of cash flow hedges	12.4	(0.5)	(9.2)
Total comprehensive income	$244.4	$114.6	$41.6

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions)	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balances, December 31, 2001							
As previously reported	$ –	28.5	$0.3	$ 526.2	$(424.6)	$ (5.1)	$ 96.8
Cumulative effect of restatement	–	–	–	–	(17.1)	–	(17.1)
As restated	–	28.5	0.3	526.2	(441.7)	(5.1)	79.7
Sale of capital stock	192.5	13.3	0.1	357.4	–	–	550.0
Employee benefit plans	–	0.8	–	19.8	–	–	19.8
Mills LP units exchanged	–	0.6	–	16.3	–	–	16.3
Change in fair value of cash flow hedges	–	–	–	–	–	(9.2)	(9.2)
Dividends declared:							
Common stock	–	–	–	–	(86.1)	–	(86.1)
Preferred stock	–	–	–	–	(2.6)	–	(2.6)
Adjustment to minority interest from increased ownership in Mills LP	–	–	–	(106.5)	–	–	(106.5)
Net income	–	–	–	–	50.8	–	50.8
Balances, December 31, 2002	192.5	43.2	0.4	813.2	(479.6)	(14.3)	512.2
Sale of capital stock	216.1	–	–	(3.4)	–	–	212.7
Employee benefit plans	–	1.2	–	23.3	–	–	23.3
Series A preferred stock conversion	–	3.1	0.1	74.9	–	–	75.0
Mills LP units exchanged	–	2.8	–	22.6	–	–	22.6
Change in fair value of cash flow hedges	–	–	–	–	–	(0.5)	(0.5)
Dividends declared:							
Common stock	–	–	–	–	(105.4)	–	(105.4)
Preferred stock	–	–	–	–	(27.8)	–	(27.8)
Adjustment to minority interest from increased ownership in Mills LP	–	–	–	(15.1)	–	–	(15.1)
Net income	–	–	–	–	115.1	–	115.1
Balances, December 31, 2003	408.6	50.3	0.5	915.5	(497.7)	(14.8)	812.1
Sale of capital stock	316.3	–	–	(10.1)	–	–	306.2
Employee benefit plans	–	0.7	0.1	19.7	–	–	19.8
Mills LP units exchanged	–	4.7	–	38.0	–	–	38.0
Change in fair value of cash flow hedges	–	–	–	–	–	12.4	12.4
Dividends declared:							
Common stock	–	–	–	–	(129.5)	–	(129.5)
Preferred stock	–	–	–	–	(43.9)	–	(43.9)
Adjustment to minority interest from increased ownership in Mills LP	–	–	–	7.4	–	–	7.4
Net income	–	–	–	–	232.0	–	232.0
Balances, December 31, 2004	$724.9	55.7	$0.6	$ 970.5	$(439.1)	$ (2.4)	$1,254.5

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, (In millions)	2004	2003 (Restated)	2002 (Restated)
Cash Flows From Operating Activities:			
Net income	$ 232.0	$ 115.1	$ 50.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change	(51.4)	–	–
Mills LP minority interest	39.7	31.1	22.3
Depreciation and amortization	199.5	88.7	47.9
Amortization of financing costs	10.2	7.2	5.3
Amortization of restricted stock incentive program	4.1	6.2	6.0
Equity in earnings of unconsolidated joint ventures	(15.3)	(34.6)	(24.0)
Minority interest in consolidated joint ventures	(35.5)	–	–
Gain on sales of joint venture interests	(99.3)	(0.7)	–
Foreign currency exchange gains	(15.2)	(38.6)	(11.6)
Gain on land sales	(20.1)	(1.0)	(2.1)
Abandoned project costs	8.3	2.2	2.7
Changes in assets and liabilities:			
Accounts receivable, net	(70.0)	(37.0)	0.1
Notes receivable	(11.7)	(5.1)	(7.9)
Other assets	9.4	(1.7)	(1.2)
Accounts payable and other liabilities	65.3	37.1	(15.6)
Net cash provided by operating activities	250.0	168.9	72.7
Cash Flows From Investing Activities:			
Consolidation of joint ventures under FIN 46	109.7	–	–
Minority interest investment in consolidated joint ventures, net	169.8	–	–
Distributions from unconsolidated joint ventures	33.1	64.6	42.2
Proceeds from sales of joint venture interests	206.1	75.3	–
Acquisitions of operating properties	(78.8)	(1,059.3)	(330.7)
Purchase of partnership interests	(497.4)	–	–
Investments in real estate and development assets	(539.6)	(167.5)	(266.6)
Proceeds from land sales	34.5	2.8	5.0
Deferred costs and other intangibles, net	22.3	(19.4)	(2.3)
Net cash used in investing activities	(540.3)	(1,103.5)	(552.4)
Cash Flows From Financing Activities:			
Proceeds from mortgages, notes and loans payable	1,081.1	1,086.2	480.9
Repayments of mortgages, notes and loans payable	(759.0)	(269.7)	(378.9)
Financing costs	(3.1)	(14.4)	(5.3)
Change in restricted cash	(20.4)	(8.9)	0.5
Proceeds from sale of common stock, net	–	–	364.4
Proceeds from sale of preferred stock and units, net	306.2	222.7	185.6
Proceeds from stock option exercises	15.7	17.2	13.8
Common and preferred dividends paid	(169.0)	(126.1)	(75.2)
Common and preferred distributions to Mills LP unit holders	(24.1)	(35.8)	(36.3)
Net cash provided by financing activities	427.4	871.2	549.5
Net (decrease) increase in cash and cash equivalents	137.1	(63.4)	69.8
Cash and cash equivalents, beginning of year	15.8	79.2	9.4
Cash and cash equivalents, end of year	$ 152.9	$ 15.8	$ 79.2
Supplemental Cash Flow Information:			
Cash paid for interest, net of amounts capitalized	$ 202.3	$ 99.4	$ 48.2

Non cash investing and financing information provided in Note 14

See Accompanying Notes to Consolidated Financial Statements.

(Dollars in millions except per share data)

1. ORGANIZATION

The Mills Corporation, or TMC, is a fully integrated, self-managed real estate investment trust ("REIT") that provides development, redevelopment, leasing, financing, management and marketing services to its properties. TMC conducts all of its business and owns all of its properties through The Mills Limited Partnership, or Mills LP, and its various subsidiaries. TMC is the sole general partner of Mills LP and owned a 1.00% general partner interest and an 85.12% limited partner interest as of December 31, 2004.

As of December 31, 2004, we owned or had an interest in 38 retail and entertainment oriented centers comprised of 17 Mills Landmark Centers, 20 regional 21st Century Retail and Entertainment Centers and one International Retail and Entertainment Center. Of these, five Mills Landmark Centers, seven 21st Century Retail and Entertainment Centers and the International Retail and Entertainment Center were wholly owned by us. We also owned three community shopping centers, a portfolio of 19 single tenant properties and other related commercial development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

We consolidate the accounts of TMC, Mills LP and all subsidiaries that we control. We do not consider ourselves to be in control of an entity when major business decisions require the approval of at least one other partner. All significant intercompany transactions and balances have been eliminated in consolidation.

We also consolidate entities that are considered to be variable interest entities (VIE's) and for which we have been determined to be the primary beneficiary. The determination of whether an entity is a VIE requires knowledge of the structure of the economics and the governance of the entity, and judgment is necessary in how this knowledge is applied to the underlying rules. The effects of the elimination of interest and fee revenue and expense due to intercompany transactions between entities that are less than 100% owned are attributable to us as primary beneficiary.

Equity in the income or loss of joint ventures is recorded on the equity method of accounting. We allocate income to equity participants based on the terms of the respective partnership agreements upon an assumed liquidation of the joint venture at its depreciated book value as of the end of the reporting period. Partner distributions are defined by the individual joint venture agreements. Generally, net ordinary cash flow is distributed to each partner first to pay preferences on unreturned capital balances, including cumulative unpaid preferences, and thereafter in accordance with specified residual sharing percentages. Cash flow from capital events, including refinancing and asset sales, is generally allotted first to partners in an amount equal to their unreturned capital account and thereafter in accordance with residual sharing percentages.

Basis differences in our investments in joint ventures primarily result from the acquisition of partnership interests which are not reflected at the joint venture level; capitalized interest on the investment balance; and capitalized development and leasing costs recovered by us through fees earned during project development and construction. Basis differences in unconsolidated joint ventures were $678.8 million at December 31, 2004 and are amortized over 25 years.

REAL ESTATE AND DEVELOPMENT ASSETS

Income producing property is stated at cost and includes all costs related to acquisition, development, leasing and construction, including tenant improvements, interest incurred during construction, costs of predevelopment and certain direct and indirect costs of development. Cost incurred during the predevelopment stage are capitalized once management has determined that the project and the acquisition of a site is feasible and it is probable that management will be able to proceed. Land held for sale is carried at the lower of cost or fair value less costs to sell. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Significant renovations and improvements which improve or extend the useful life of the asset are capitalized.

Operating properties are evaluated on an individual basis for impairment when conditions exist that may indicate that it is probable that the sum of expected undiscounted future cash flows from a property is less than the historical net cost basis. Upon determination that a permanent impairment has occurred, an impairment charge equal to the excess of historical cost basis over fair value is recorded. Costs related to predevelopment projects are expensed when it is determined that it is no longer probable we will develop the project and could be material.

The cost of acquired operating properties represents the allocation of purchase price to the underlying assets and liabilities, including identifiable intangible assets such as above/below market leases and at market leases, based on appraisals and other valuation methods. Amortization expense related to such intangibles for the years ended December 31, 2004 and 2003 was $8.6 million and $4.7 million, respectively. The estimated aggregate amortization expense for 2005, 2006, 2007, 2008 and 2009 is $4.7 million, $3.6 million, $2.8 million, $2.2 million and $1.7 million, respectively. External costs directly related to acquisition opportunities being actively pursued by us are capitalized. If we are successful in completing the acquisition, such costs are allocated to the acquired property as part of the purchase price. If not, such costs are expensed in the period it becomes likely the acquisition will not be completed.

Interest is capitalized on real estate and development assets, including investments in joint ventures, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost," and SFAS No. 58, "Capitalization of Interest Cost in Financial Statements that include Investments Accounted for by the Equity Method." The capitalization period commences when development begins and continues until the asset is ready for its intended use or is abandoned. The amount capitalized is based on the stated interest rates, including amortization of deferred financing costs. The calculation includes interest costs that theoretically could have been avoided, based first on project-specific borrowings, then on an assumed repayment of our highest rate debt, had the underlying development and construction activities not been undertaken. For the years ended December 31, 2004, 2003 and 2002, interest was capitalized at an average rate of 7.8%, 8.6% and 9.4%, respectively, and amounted to $56.8 million, $48.0 million and $34.3 million, respectively.

Depreciation expense amounting to $158.4 million, $70.0 million and $38.8 million for the years ended December 31, 2004, 2003 and 2002, respectively, was computed using the straight-line method over the estimated useful lives of the assets, as follows:

Building and improvements	10–40 years
Land improvements	20 years
Furniture, fixtures and equipment	5–10 years
Tenant improvements	Lesser of life of asset or term of lease

CASH AND CASH EQUIVALENTS
Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

RESTRICTED CASH
Restricted cash is comprised primarily of funds on deposit in cash collateral accounts controlled by the lenders. Proceeds from certain transactions are held in such accounts to fund maintenance reserves, interest, taxes and debt payments for the property associated with the loan.

ACCOUNTS RECEIVABLE, NET
Accounts receivable include amounts billed to tenants, deferred rent resulting from the straight-line recognition of rental income and accrued recoveries. Collectibility of these receivables is evaluated on a regular basis and the allowance for doubtful accounts is adjusted accordingly. At December 31, 2004 and 2003 the allowance for doubtful accounts was $15.2 million and $4.3 million, respectively.

DEFERRED COSTS AND OTHER INTANGIBLES, NET
Deferred costs and other intangibles include loan fees, leasing costs and the value of in-place leases related to operating property acquisitions. Loan fees, including related expenses, are amortized on a straight-line basis which approximates the interest method over the terms of the related notes. Leasing costs are amortized on a straight-line basis over the term of the related leases. The values of leases in-place at the date an operating property was acquired are amortized on a straight-line basis over the terms of the underlying leases. For the years ended December 31, 2004, 2003 and 2002, amortization expense was $54.5 million, $25.8 million and $14.4 million, respectively. Accumulated amortization was $115.8 million and $61.3 million, at December 31, 2004 and 2003, respectively.

REVENUE RECOGNITION
As lessor, we retain substantially all the risks and benefits of property ownership and accounts for our leases as operating leases. Minimum rent from income producing properties is recognized on a straight-line basis over the terms of the respective leases and includes amortization of deferred revenue resulting from acquired leases and the amortization of lease inducements. The term of each lease is based on the period during which a tenant has control of the space. Judgment is required to determine when a tenant takes control of the space, and accordingly when to commence the recognition of rent. As a part of the restatement of our financial statements we revised our previous practice of recognizing rent beginning with the lease commencement date to recognizing income from the date the tenant has control of the space. The cumulative impact of this was an adjustment to retained earnings of $6.4 million and an immaterial impact on net income for the periods presented. Percentage rent is recognized when tenants' sales have reached certain sales levels as specified in the underlying lease. Recoveries from tenants for real estate taxes and other operating expenses are recognized as revenue in the period the applicable costs are incurred.

We provide management, leasing, development and financing services to most of our joint venture properties, for which we earn various fees. Management fees are a percentage of the monthly rental revenue received by the joint venture and recognized when such revenue is received by the property. Leasing fees are recognized upon execution of the lease and represent an agreed-upon rate per square foot of space leased. Development fees are recognized on the percentage completion method based on the proportion of our costs incurred to our expected total costs to be incurred. Financial service fees are a stated percentage of the loan commitment obtained and recognized when the loan agreement is executed by the lender. We expense leasing and financing overhead costs to the extent of our partners' interests in the underlying entities. Other fee income reflects leasing, development and financing fees from unconsolidated joint ventures after the elimination of intercompany profit.

OTHER PROPERTY REVENUE
Other property revenue includes rent from tenants with original leases of one year or less, temporary in-line space, kiosks and ATM space. It also includes lease termination fees and recoveries of previously deemed uncollectible receivables.

DERIVATIVES AND HEDGING
A variety of derivative financial instruments are used to manage, or hedge, our exposure to the impact of changing interest rates. Derivative contracts are designated and qualify as cash flow hedges because, at inception, it is expected that the instrument will be effective in reducing interest rate exposure and that the underlying transaction will occur. Derivative instruments are not used for speculative purposes.

Derivative instruments are stated at fair value. Fair value is determined using various methods and assumptions based on market conditions and risks existing at each balance sheet date. In most cases, standard market conventions and techniques, such as discounted cash flow analysis, option pricing models, replacement cost and termination cost, are used to determine fair value. All methods of assessing fair value result in a value which may never be realized.

The fair value of derivative instruments are included in accounts payable and other liabilities and changes are charged to accumulated other comprehensive loss. In the event the instrument is determined to be no longer effective, the item being hedged no longer exists or the terms of the underlying transaction are modified, the fair value adjustment is charged to earnings as interest expense. Unrealized gains or losses charged to accumulated other comprehensive income are eventually recognized in earnings as the underlying hedged item is recognized.

INCOME TAXES

We have elected for TMC to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code (the "Code"). As a REIT, we will generally not be subject to federal and state income taxes on our net taxable income that we currently distribute to stockholders. In order to maintain REIT status, we are required to distribute at least 90% of our taxable income to our stockholders and are subject to various other requirements including meeting certain asset and income tests. Because we believe we will maintain our REIT status and distribute in excess of our taxable income, U.S. federal income taxes may not apply. Differences between net income available to common stockholders for financial reporting purposes and taxable income before dividend deductions relate primarily to real estate depreciation, recognition of gains and losses from asset transactions and foreign currency exchange gains and losses. The tax treatment of dividends paid per common share was as follows:

Years Ended December 31,	*2004*	*2003*	*2002*
		(unaudited)	
Ordinary income per common share	$1.19	$1.08	$ .75
Capital gain per common share	0.60	.15	.12
Unrecaptured Section 1250 gains	0.02	–	–
Return of capital per common share	0.54	1.01	1.31
Dividends paid per common share	$2.35	$2.24	$2.18

The Code provides that a REIT may own stock in subsidiaries engaged in businesses which generate nonqualifying income, which are referred to herein as taxable REIT subsidiaries. The stock value of these businesses are subject to certain limitations and both the REIT and the taxable REIT subsidiaries are subject to strict rules governing ownership, operation and taxation. MillsServices Corp., or MSC, and its subsidiaries have made elections to be treated as taxable REIT subsidiaries.

MSC, a subchapter C corporation, is subject to federal and state income taxes at the prevailing tax rates. As of December 31, 2004, MSC had an estimated federal net operating loss carry forward of $42.5 million. Deferred tax assets relating primarily to the loss carry forward have been offset in their entirety by a valuation allowance since there is no assurance MSC will generate taxable income in the future.

FOREIGN OPERATIONS

The functional currency for entities operating or projects in development outside the United States is the currency of the country in which the entity or project is located. The financial statements of such entities are translated from the functional currency into U.S. dollars for inclusion in our financial statements. Gains or losses resulting from translation are accounted for as a component of other comprehensive income or loss.

Our non-U.S. investment and related advances are denominated in the non-U.S. entity's functional currency and re-measured to our functional currency of the U.S. dollar. We expect to settle these amounts in the foreseeable future through distributions from the entities. Accordingly, gains or losses resulting from the re-measurement are included in the determination of net income. Foreign currency exchange losses and gains for the periods presented arose primarily as a result of this re-measurement.

As of December 31, 2004 and 2003, our overall investment in non-U.S. operations approximated $270.0 million and $210.9 million, respectively. Each of our non-U.S. operations is subject to certain foreign corporate-level income taxes.

SEGMENT REPORTING

We consider each of our properties a separate operating segment that are aggregated and reported as a single segment. Discrete financial information is available and each property's operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance. This single reportable segment represents over 90% of our assets, revenues and income for each of the years presented. Future prospects for each property are similar and all have essentially the same economic characteristics with similar returns, occupancy and tenants and are sited near a metropolitan area with similar demographics and site characteristics.

EARNINGS PER COMMON SHARE

Basic earnings per common share is calculated by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the dilutive impact of the assumed conversion of stock issued pursuant to our restricted stock and stock option incentive plans using the treasury stock method and the if-converted method for our convertible preferred stock.

TAX INCREMENT FINANCING

Tax increment financing is a common form of project infrastructure financing expected to be repaid through future tax assessments. In determining if such financing should be recorded, factors including whether the assessment is fixed or variable and the probability we will become obligated for such financing is considered.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform to the current year presentation.

3. NEW AND PENDING ACCOUNTING PRONOUNCEMENTS

STANDARDS IMPLEMENTED AND TRANSITION ADJUSTMENT

FIN 45 – Effective October 1, 2003, we adopted the disclosure provisions of Financial Accounting Standards Board Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Direct Guarantees of Indebtedness of Others." Initial recognition and measurement provisions of FIN 45 were adopted on a prospective basis for guarantees issued after December 31, 2002. Under FIN 45, the fair value of a guarantee is recorded as a liability at its inception, with the offsetting entry recorded based on the circumstances in which the guarantee was issued. The adoption of this pronouncement did not have a material impact on our financial condition or results of operations.

FIN 46 – Effective March 31, 2004, we adopted the provisions of FIN 46(R), "Consolidation of Variable Interest Entities," which requires a primary beneficiary to consolidate variable interest entities ("VIE"). Under this new model for consolidation, an entity is deemed to be a VIE when: (a) the equity investors (if any) do not have a controlling financial interest or lack adequate decision making ability; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional financial support from other parties.

A number of our joint venture entities are with affiliates of KanAm. Three of our thirteen Board members are also affiliated with KanAm, which, combined with our residual sharing percentages in the economics of the ventures (see Note 5, "Joint Ventures") result in those ventures being viewed as VIE's. In all cases, we were determined to be the primary beneficiary. Subsequent changes in the entity's partnership, financing and/or other certain events trigger a re-determination of the venture's status as a VIE. As a result of such re-determination, two of the operating properties no longer meet the VIE criteria. Historically, the VIE joint ventures have been accounted for on the equity method because the underlying partnership agreements require major business decisions be approved by at least one other partner.

Pursuant to the transition provisions of FIN 46, we consolidated the assets and liabilities of the VIEs on March 31, 2004, and the operating results beginning April 1, 2004. VIE operating results were accounted for under the equity method through March 31, 2004. The impact of the adoption at March 31, 2004, was to consolidate joint ventures with total assets of $2,701.7 million and total liabilities of $1,932.7 million and to record a cumulative effect adjustment to increase earnings by $42.1 million, net of minority interest of $9.3 million, reflecting additional capitalized interest as if the entities had been consolidated during their respective construction periods. Our partners' equity interests in the VIEs are classified as minority interest in consolidated joint ventures in our consolidated financial statements. The following presents the impact on our earnings had we adopted FIN 46 retroactively.

Years Ended December 31,	*2004*	*2003*	*2002*
		(Restated)	(Restated)
Income from continuing operations	$189.9	$115.0	$50.5
Pro forma income from continuing operations	$190.9	$119.5	$55.4
Earnings per share from continuing operations:			
Basic:			
As reported	$ 2.75	$ 1.94	$1.35
Pro forma	$ 2.77	$ 2.07	$1.55
Diluted:			
As reported	$ 2.71	$ 1.91	$1.33
Pro forma	$ 2.73	$ 2.01	$1.46

PENDING ADOPTION OF AN ACCOUNTING PRONOUNCEMENT

SFAS 123R – In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payments." SFAS 123R is similar in its approach to share-based payments as the approach described in SFAS 123 except that SFAS 123R requires all share-based payments to employees, including stock options, be recognized in the income statement based on their fair values. SFAS 123R must be adopted no later than the first quarter beginning after June 15, 2005. We do not expect SFAS 123R to have a significant impact our results of operations and expect to adopt its provisions effective July 1, 2005. Had we adopted SFAS 123R in prior period periods its impact would have approximated that of SFAS 123 as more fully described in Note 13.

4. ACQUISITIONS

The following summarizes acquisitions completed during 2004, 2003 and 2002. The purchase price below does not include transaction costs.

	Acquisition Date	*Purchase Price*
100% Interest Acquired:		
Westland Mall	January 2004	$78.8
Great Mall of the Bay Area	August 2003	265.5
Del Amo Fashion Center	June 2003	442.0
Cadillac Fairview Portfolio[1]	January 2003	539.9
The Shops at Riverside Square	December 2002	86.5
Cincinnati Mills (formerly known as Forest Fair)	September 2002	68.8
Partial Interests Acquired:		
GM Portfolio[2]	October 2004	452.1
Madrid Xanadú[3]	August 2004	45.0
Cadillac Fairview Portfolio[4]	May 2003	62.5
Opry Mills[5]	June 2002	30.9

[1] Broward Mall, Dover Mall, The Esplanade, Galleria at White Plains, Northpark Mall and approximately 110 acres of developable land adjacent to the properties.
[2] In October 2004, we purchased a 50% interest in nine regional mall properties (the "GM Portfolio"). We paid $452.1 million in cash for the equity in the underlying entities. Our proportionate share of pre-existing property debt assumed was $170 million, and our proportionate share of property debt incurred in connection with the transaction was $410 million. The GM Portfolio has a combined GLA of 8.9 million square feet and includes Briarwood Mall, Columbus City Center, The Falls, Hilltop Mall, Lakeforest Mall, Marley Station, Meadowood Mall, Stoneridge Mall and The Mall at Tuttle Crossing.
[3] Acquisition of joint venture interests not owned by us for $45.0 million subject to a potential adjustment over the next two years based on a formula.
[4] 50% interest in Gwinnett Place and Town Center at Cobb.
[5] Acquisition of the joint venture interest not owned by us.

Acquired properties are included in our results of operations from their respective date of acquisition. The following unaudited pro forma results of operations reflect these transactions as if each had occurred on January 1 of the year presented. In our opinion, all significant adjustments necessary to reflect the effects of the acquisitions, the equity offerings and use of the line of credit have been made.

Unaudited Pro Forma Years Ended December 31,	*2004*	*2003*
		(Restated)
Operating revenues	$688.1	$419.6
Net income	$227.9	$128.8
Income per common share – basic	$ 3.57	$ 2.12
Income per common share – diluted	$ 3.51	$ 2.09

The following summarizes the purchase price allocation for the 2004 and 2003 acquisitions:

	2004	*2003*
Income producing property	$ 76.6	$1,206.6
Investment in unconsolidated joint ventures	452.1	62.5
Deferred costs and other intangibles, net	2.7	71.4
Mortgages, notes and loans payable assumed	–	(65.9)
Accounts payable and other liabilities	(0.5)	(20.4)
Net assets acquired	$530.9	$1,254.2

5. JOINT VENTURES

Joint ventures are commonly used in the real estate industry to fund development and/or expansion and to diversify risk in a particular property or area. We held joint venture interests in 27 properties as of December 31, 2004 and 17 as of December 31, 2003, as well as interests in various predevelopment projects. Joint venture interests are accounted for under the equity method while the venture is unconsolidated. Consolidation occurs when we gain unilateral control of the entity through the acquisition of additional partnership interests or when the entity becomes a variable interest entity for which we are determined to be the primary beneficiary. The following summarizes our residual sharing and capital contribution percentages in our consolidated and unconsolidated real estate joint ventures at December 31, 2004:

	Residual Sharing Percentage	*Capital Contribution Percentage*
Consolidated Joint Ventures:		
Operating properties:		
Arundel Mills	59.3%	39.5%
The Block at Orange	50.0%	–
Colorado Mills	56.3%	37.5%
Concord Mills	59.3%	39.5%
Discover Mills	50.0%	–
Grapevine Mills	59.3%	39.5%
Great Mall of the Bay Area	75.0%	49.0%
Katy Mills	62.5%	25.0%
Opry Mills	75.0%	49.0%
St. Louis Mills	75.0%	50.0%
Arundel Mills Marketplace	59.3%	39.5%
Properties under development:		
Meadowlands Xanadu[1]	53.3%	26.67%
Pittsburgh Mills	56.3%	37.5%
Unconsolidated Operating Property Joint Ventures:		
Arizona Mills	50.0%	50.0%
Ontario Mills	50.1%	50.1%
Briarwood Mall[2]	50.0%	50.0%
Columbus City Center[2]	50.0%	50.0%
Del Amo Fashion Center	75.0%	50.0%
The Falls[2]	50.0%	50.0%
Gwinnett Place[3]	50.0%	50.0%
Hilltop Mall[2]	49.9%	49.9%
Lakeforest Mall[2]	50.0%	50.0%
Marley Station[2]	50.0%	50.0%
Meadowood Mall[2]	50.0%	50.0%
Stoneridge Mall[2]	49.9%	49.9%
Town Center at Cobb[3]	50.0%	50.0%
The Mall at Tuttle Crossing[2]	50.0%	50.0%
Vaughan Mills	50.0%	50.0%

[1] Percentages are subject to change based upon project scope and required contributions
[2] GM Portfolio properties acquired in October 2004
[3] Cadillac Fairview portfolio acquired in May 2003

AGREEMENTS

We are committed to providing additional equity to certain of our joint ventures under development pursuant to the relevant joint venture agreements and we guarantee certain joint venture partners' preference returns and the repayment of construction debt. Guarantees generally remain in effect until certain debt service coverage tests are met or a permanent loan is obtained, which generally occurs within two to four years after a property's grand opening. We would be liable under the guarantees if the proceeds are insufficient to fund preference payments, the project's construction is not completed or the construction loan is not refinanced at or before maturity. Most of our joint venture agreements with KanAm contain provisions whereby we or KanAm can require the purchase or sale of KanAm's ownership interests.

The following summarizes certain significant joint venture agreement provisions and activities:

Meadowlands Xanadu

Meadowlands Xanadu is being developed on the site of the Continental Arena in New Jersey pursuant to an agreement with the New Jersey Sports and Exposition Authority, or the NJSEA. It is being developed through a joint venture between Meadowlands Mills Limited Partnership, or Meadowlands Mills, and affiliates of Mack-Cali Realty Corporation, or Mack-Cali. Meadowlands Mills is obligated to contribute capital up to a maximum 40% of net project costs while Mack-Cali is obligated to contribute capital up to a maximum $32.5 million. Commencing on the sixth anniversary of opening, the agreement provides that either party may put their interest in the partnership to the other for a price based on the fair value of the project at that time.

Meadowlands Mills is a partnership between us and KanAm. In October 2004, an entity owned by Meadowlands Mills acquired a 587-acre tract of land adjacent to the Continental Arena site, or the Empire Tract. In connection with the redevelopment agreement with NJSEA, we conveyed the Empire Tract to a non-profit conservation trust in exchange for a payment or credit of $26.8 million granted by the NJSEA. As of December 31, 2004, we had invested approximately $109.3 million in Meadowlands Mills and KanAm had invested $210.2 million.

Pittsburgh Mills

Pittsburgh Mills is expected to open during the summer of 2005 and is being developed by Pittsburgh Mills Limited Partnership, a joint venture between Mills-KanAm Pittsburgh Limited Partnership ("Mills-KanAm Pittsburgh") and AV Associates Limited Partnership. Mills-KanAm Pittsburgh, through which we own our interest in the Pittsburgh Mills project, is a joint venture with KanAm. For one to three years following the opening of the project, AV Associates may elect to convert a portion of its interest in the partnership to, at our option, cash or units of Mills LP. Commencing on the fifth anniversary of the project's opening, AV Associates may put, and we may call, all of AV Associates' remaining partnership interest for a purchase price based on the fair market value of the property and paid, at our option, in cash or units of Mills LP. As of December 31, 2004, we and KanAm had each invested $57.8 million.

Vaughan Mills

We and Ivanhoe Cambridge each own an undivided 50% interest, as tenants in common, in Vaughan Mills, which opened in November 2004. At any time following the fourth anniversary of the opening of the project, either party may exercise a buy-sell provision pursuant to which the offering party can require that the other party either purchase for cash the offering party's entire interest in the project or sell to the offering party the interest of the other party.

SALE OR CONVEYANCE OF PARTNERSHIP INTERESTS

In December 2004, we sold a 50% joint venture interest in Del Amo Fashion Center for $221.8 million, including $158.0 million of the venture's debt. We recognized no material gain or loss on the sale. We included it in our consolidated results of operations from its date of acquisition in June 2003 through the date the interest was sold and have since accounted for it on the equity method as an unconsolidated joint venture.

Also in December 2004, we sold a 50% joint venture interest in a parcel of land adjacent to the Del Amo Fashion Center for $22.8 million in cash and recognized a $15.3 million gain.

In August 2004, we and KanAm sold a 50% joint venture interest in Ontario Mills for $170.3 million. The joint venture interest sold consisted of KanAm's entire interest and a portion of the interest held by us. We received proceeds of $50.7 million and recognized a gain of $39.6 million on our portion of the sale. Ontario Mills was an unconsolidated joint venture through March 31, 2004; was consolidated under FIN 46 from April 1, 2004, through August 27, 2004, and has since been accounted for on the equity method as an unconsolidated joint venture.

In June 2004, we recorded a gain of $8.5 million from our August 2003 conveyance to KanAm of an additional 6.375% partnership interest in each of the Arundel Mills, Concord Mills and Grapevine Mills centers for proceeds of $28.1 million. Due to our continuing involvement in the joint ventures, we were precluded from recognizing the transactions as sales until June 2004 when the underlying joint venture agreements were amended to remove the terms comprising the continuing involvement.

In March 2004, we conveyed an approximately 50% joint venture interest in Opry Mills to KanAm Grund Kapitalanlagegesellshaft mbH ("KanAm Grund") for $68.9 million and a gain of $35.9 million was recognized. KanAm Grund is an affiliate of KanAm, a German syndicator of real estate funds with whom we have had a long standing relationship. In connection with this transaction, we terminated a swap agreement and recorded a $5.3 million charge against the gain. Opry Mills was an unconsolidated joint venture through June 2002 when we acquired our then partner's remaining interest. It was a wholly owned entity from June 2002 through March 23, 2004, and has since been accounted for as a consolidated joint venture.

In December 2003, we conveyed a 50% joint venture interest in the Great Mall of the Bay Area to KanAm Grund for $47.2 million and recognized a $0.7 million gain. The Great Mall of the Bay Area was consolidated as a wholly owned entity from August 2003 through December 17, 2003; was accounted for as an unconsolidated joint venture through March 31, 2004; and was consolidated under FIN 46 effective March 31, 2004.

MINORITY INTEREST IN CONSOLIDATED JOINT VENTURES

Upon the adoption of FIN 46 we consolidated 15 joint venture properties which were previously accounted for under equity method. One such property (Ontario Mills) was deconsolidated subsequently as a result of the sale of equity interests. We have since acquired our partner's interest in a second property (Madrid Xanadú).

Our consolidated joint ventures are variable interest entities ("VIE") for which we have been determined to be the primary beneficiary. Pursuant to the transition provisions of FIN 46, we consolidated the assets and liabilities of these entities on March 31, 2004, and the operating results beginning April 1, 2004. The impact of the adoption at March 31, 2004, was to consolidate joint ventures with total assets of $2,701.7 million and total liabilities of $1,932.7 million and to record a cumulative effect adjustment to earnings of $42.1 million, net of minority interest of $9.3 million, reflecting additional capitalized interest as if the entities had been consolidated during their respective construction periods. For the three months ended March 31, 2004 equity in the earnings of these ventures amounted to $8.2 million.

Equity interests in these joint ventures not owned by us are classified as minority interest in consolidated joint ventures in our consolidated financial statements. Included in our net income is the attribution to us, as primary beneficiary, of the effects of the elimination of interest and fees. For the period April 1, 2004 through December 31, 2004, such amount included development fees of $39.6 million and interest income of $8.3 million. Distributions paid to or contributions received from our consolidated joint ventures are reflected as minority interest, net in our consolidated statement of cash flows.

Our consolidated operating property joint ventures are primarily financed through third party mortgages collateralized by their respective operating property. The creditors of such ventures do not have recourse to our general credit except when we have provided a guaranty. At December 31, 2004, such mortgages aggregated $1.6 billion and are included in mortgages, notes and other loans payable in our consolidated balances sheet. The carrying value of the related collateral aggregated $2.1 billion and is classified in the net real estate and development assets section of our consolidated balance sheet at December 31, 2004.

UNCONSOLIDATED JOINT VENTURES

As of December 31, 2004, preference returns to the joint venture partners were current and we had guaranteed repayment of $113.5 million of joint venture debt and joint venture letters of credit of $5.8 million. We would be required to guarantee an additional $5.6 million if the joint ventures borrow up to the total construction loan commitments. We are also contingently liable for property taxes and assessments levied against Ontario Mills Limited Partnership by the City of Ontario Special Assessment District ("City"). The remaining aggregate amount of the special tax assessment is $10.6 million and will be collected through 2020 to fund debt service on bonds issued by the City.

Condensed combined financial statements of our unconsolidated joint ventures follow:

CONDENSED COMBINED BALANCE SHEETS:

December 31,	*2004*	*2003*
		(Restated)
Assets:		
Net income producing property	$2,379.2	$2,167.5
Construction in progress	138.9	481.5
Cash and cash equivalents	45.7	119.2
Restricted cash	6.7	40.5
Accounts and notes receivable, net	74.1	135.2
Deferred costs, net	53.8	122.1
Other	68.7	103.7
Total assets	$2,767.1	$3,169.7
Liabilities and Equity:		
Debt	$2,162.6	$2,204.9
Other liabilities*	132.1	246.6
Equity	472.4	718.2
Total liabilities and equity	$2,767.1	$3,169.7

**Includes amounts due to Mills.*

CONDENSED COMBINED RESULTS OF OPERATIONS:

Year Ended December 31,	*2004*	*2003*	*2002*
		(Restated)	(Restated)
Revenue:			
Minimum rent	$142.7	$223.9	$181.4
Other property revenue	102.2	135.5	106.8
Total operating revenues	244.9	359.4	288.2
Expenses:			
Property operating expenses*	87.3	117.1	92.6
Depreciation and amortization	64.3	109.8	94.5
Total operating expenses	151.6	226.9	187.1
Operating income	93.3	132.5	101.1
Other income (expense):			
Interest expense	(77.0)	(107.4)	(82.5)
Foreign currency exchange gains, net	–	1.9	–
Other income (expense), net	5.1	9.0	25.3
Net income	$ 21.4	$ 36.0	$ 43.9
Mills equity in earnings	$ 15.3	$ 34.6	$ 24.0

**Includes management and other fees.*

Significant accounting policies used by our unconsolidated joint ventures are consistent with ours.

Effective March 31, 2004, 15 previously unconsolidated joint ventures were consolidated upon adoption of FIN 46. Also during 2004, we increased our interests in unconsolidated joint ventures with the GM Portfolio purchase in October 2004 and the sale of joint venture interests in Del Amo Fashion Center in December 2004 and Ontario Mills in August 2004. In November 2004, the Vaughan Mills which is owned by a joint venture, opened. During 2003, operating unconsolidated joint ventures increased by five properties: (1) the December 2003 conveyance of an interest in the Great Mall of the Bay Area; (2) and (3) the May 2003 acquisition of interests in Gwinnett Place and Town Center at Cobb in connection with the Cadillac Fairview Portfolio acquisition; (4) and (5) openings of the St. Louis Mills and Madrid Xanadú developments.

During 2004, the following financing transactions were completed on behalf of our unconsolidated joint venture properties:

- In December 2004, in connection with the sale of a partnership interest, the Del Amo Fashion Center mortgage was refinanced. The new $316.0 million mortgage is interest-only through maturity and provides for an additional $134.0 million in redevelopment financing. The stated maturity is January 2008 with two one-year extension options. We have guaranteed $25.0 million of principal.
- In March 2004, construction financing for Vaughan Mills, an unconsolidated joint venture, was obtained from an affiliate of our partner in the project. The construction loan has a total commitment of $157.8 million and a stated maturity of March 2006 with a one-year extension option. The loan bears interest at CDOR plus 2.25%. The CDOR margin is reduced as the project meets specified completion, occupancy and leasing requirements are met and debt service coverage ratios are achieved. Our guaranty of 50% of the construction borrowings is reduced when certain performance measures are achieved.

Advances to unconsolidated joint ventures were $19.6 million, $114.9 million and $127.6 million as of December 31, 2004, 2003 and 2002, respectively. We earned interest on such advances of $11.1 million, $8.2 million and $4.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

6. MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable, consist of the following:

December 31,	*2004*	*2003*
WHOLLY OWNED PROPERTY DEBT:		
Broward Mall – Interest is payable monthly and principal payments are due in March with $1.5 million due in 2005; $2.0 million due annually from 2006 through 2008; and a balloon payment due in 2009. Mortgage was adjusted to fair value in the allocation of purchase price resulting in an effective interest rate of 5.34%.	$ 62.1	$ 64.4
Cincinnati Mills[a] – Principal is due December 2006; interest rate at LIBOR plus 2.00%. An interest rate swap fixes interest at 5.88% through October 2006 on a notional amount of $57.0 million. Mills guarantees 75% of the balance.	122.0	58.4
Concord Mills Marketplace[b] – Balloon payment is due in February 2014; interest rate is 5.76%.	14.3	–
Concord Mills Marketplace – Refinanced in January 2004	–	17.8
Del Amo Fashion Center – deconsolidated in December 2004 upon sale of partnership interest	–	287.0
Dover Mall, The Esplanade, Galleria at White Plains and Northpark Mall Cross Collateralized[a] – Principal is due February 2008, including two one-year extension options; interest rate is LIBOR plus 2.10%. The LIBOR floor is 1.75% on a notional amount of $75.0. An interest rate swap fixes the interest rate at 4.17% on the remaining $245.0 million through February 2005.	320.0	320.0
Franklin Mills/Liberty Plaza[b] – Balloon payment is due May 2007; blended interest rate is 7.67%	130.8	132.9
Madrid Xanadú[a] – Loan is denominated in Euros and has a total commitment of $240.5 million. Interest rate is EURIBOR plus 1.55%. Principal is due May 2006 but may be extended under two one-year options subject to certain conditions. Mills guarantees 2% of the balance, consolidated in 2004.	239.5	–
Potomac Mills/Gurnee Mills[b] – Balloon payment is due March 2011; interest rate is 7.46%.	343.0	346.5
The Shops at Riverside Square – Interest is payable monthly through January 2005; principal and interest payments are due thereafter based on 30 year amortization with a balloon payment due January 2013; interest rate is 5.77%.	65.0	65.0
Sawgrass Mills[b] – Balloon payment is due July 2006; interest rate is 7.18% per annum.	290.3	293.4
Sawgrass Mills[b] (mezzanine loan) – Balloon payment is due in July 2006; interest rate is LIBOR plus 4.50%.	35.7	36.1
Westland Mall – Interest is payable monthly through February 2007; principal and interest payments are due thereafter based on 30-year amortization with a balloon payment due February 2011; interest rate is 4.95%.	58.8	–
Net Leased Properties[a] – Principal maturity dates range from October 2010 to January 2023; weighted average interest rate is 8.57%.	47.4	47.4
CONSOLIDATED JOINT VENTURE PROPERTY DEBT		
Arundel Mills[a] – Principal is due June 2010; interest rate is 4.61%. Provided certain conditions are met, an additional $40.0 million may be borrowed.	187.0	–
Arundel Marketplace[b] – Balloon payment is due January 2014; interest rate is 5.92%.	12.3	–
The Block at Orange[a] – Balloon payment is due January 2009. Through April 2006 two interest rate swaps fix the rate at 6.67% and 5.69% on varying notional amounts which total the outstanding balance of the mortgage. From May 2006 through the extended maturity an interest rate swap fixes the interest rate at 5.69% on a notional amount of $135.0 million.	135.0	–
Colorado Mills[a] – Principal is due November 2009, including two one-year extension options; interest rate is LIBOR plus 1.78%.	170.0	–
Concord Mills[b] – Balloon payment is due December 2012; interest rate is 6.13%.	176.9	–
Discover Mills[a] – Principal is due April 2007 and has a one-year extension option. On a notional amount of $110.5 million of the $119.4 million mortgage loan, interest rate swaps fix the interest rate at 3.44% through March 2005, 5.04% from April 2005 through March 2006, and 6.28% from April 2006 through maturity. On a notional amount of $39.5 million of the $42.6 million mezzanine loan, interest rate swaps fix the interest rate at 4.69% through March 2005, 6.29% from April 2005 through March 2006, and 7.53% from April 2006 through maturity. Mills guarantees 100% of the loan.	162.0	–
Grapevine Mills[b] – Balloon payment is due October 2008; interest rate is 6.47%	151.3	–
Grapevine Mills II[b] – Balloon payment is due November 2008; interest rate is 8.39%.	14.1	–
Great Mall of the Bay Area[a] – Principal is due September 2008; interest rate is 4.80%.	175.0	–
Katy Mills[a] – Principal is due January 2013; interest rate is 6.69%. Mills guarantees 10% of the balance.	148.0	–

December 31,	2004	2003
Opry Mills[a] – Principal is due October 2007, including two one-year extensions; interest rate is LIBOR plus 1.18%. An interest rate swap fixes LIBOR at 2.50% on the balance through maturity fixing interest at 3.68%. Provided certain terms and conditions are met, an additional $25.0 million may be borrowed.	175.0	175.0
St. Louis Mills[a] – Principal is due May 2006; interest rate is LIBOR plus 1.95%. Interest rate swaps fix the interest rate at 4.36% and 4.15% on notional amounts of $55.0 million and $55.0 million, respectively, through October 2005 and 5.80% from November 2005 through April 2006 on a notional amount of $110.0 million.	131.1	–
Other	8.0	13.4
OTHER:		
Line of credit[a] – see description below	252.0	227.0
Term loan[a] – see description below	200.0	35.0
	$3,826.6	$2,119.3

[a] Requires monthly interest only payments through maturity.
[b] Monthly interest and principal payments based on a 30 year amortization schedule with a balloon payment due at maturity.

The weighted average interest rate on our debt was 5.38% and 5.59% at December 31, 2004 and 2003, respectively. Of the total outstanding debt, $2.5 billion and $1.1 billion was fixed rate at December 31, 2004 and 2003, respectively. The revolving line of credit and term loan are our only unsecured borrowings ($452.0 million at December 31, 2004). At December 31, 2004, we had total recourse debt of $3.4 billion.

Certain mortgages, notes and loans payable agreements contain restrictive covenants relating to the maintenance of specified financial performance ratios such as minimum net worth, debt service coverage ratio, loan to value and restriction on future dividend and distribution payments. As of December 31, 2004, we were in compliance with these covenants. We have reviewed the restatement adjustments with our lenders and have received the required waivers of certain representations and non-financial covenants that are affected by the restatement adjustments described in Note 17. Contemporaneously with the filing of the Form 10-K, we satisfied all conditions contained in the waiver agreement, and therefore the Facility continues to remain available and in full force and effect.

Aggregate annual maturities at December 31, 2004 are as follows:

2005	$ 18.7
2006	708.6
2007	1,051.7
2009	669.1
2010	373.9
Thereafter	1,004.6
	$3,826.6

In December 2004, we refinanced our existing $500.0 million unsecured line of credit and $200.0 million secured term loan with an unsecured $1.2 billion credit facility (the "Facility") which includes a revolving credit commitment of $1.0 billion and a term loan of $200.0 million. Borrowings under the Facility may be used to acquire or develop real property, make various permitted investments, repay indebtedness and fund other working capital needs. The ability to draw on the line of credit is subject to the maintenance of certain financial ratios as specified in the line of credit agreement. At our option, borrowings under the Facility bear interest at LIBOR, EURIBOR or a base rate plus an applicable margin based on our leverage ratio. The margin on LIBOR rate loans varies between 0.95% and 1.45% (1.18% at December 31, 2004) and between 0.15% and 0.45% on base rate loans (0.15% at December 31, 2004). A facility fee, based on our leverage ratio and ranging from 20 to 25 base points on the aggregate loans and unused commitments is also required. At December 31, 2004 the weighted average interest rate on the aggregate outstanding borrowings was 5.4%. The Facility is scheduled to expire in December 2007 and contains a one-year extension option.

7. FINANCIAL INSTRUMENTS – DERIVATIVES AND HEDGING

In the normal course of business, we and our joint ventures are exposed to the effect of interest rate changes. To limit this exposure, established risk management policies and procedures including the use of a variety of derivative financial instruments to manage, or hedge, interest rate risk are followed. Derivative instruments are not used for speculative purposes. Derivative instruments used for hedging must be effective in reducing the interest rate risk exposure. Changes in the hedging instrument's fair value related to the effective portion of the risk being hedged are included in accumulated other comprehensive income (loss). Hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Hedges that meet these criteria are formally designated as cash flow hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, the change in the fair value of the derivative instrument is marked to market with the change included in net income in each period until the derivative instrument matures. Any derivative instrument used for risk management that becomes ineffective is marked to market through earnings.

Depending on the underlying exposure, interest rate swaps, caps and floors, options, forwards or a combination thereof, may be used to manage interest rate risk. Interest rate swaps and collars are contractual agreements with third parties to exchange fixed and floating interest payments periodically without the exchange of the underlying principal amounts (notional amounts). In the unlikely event that a counterparty fails to meet the terms of an interest rate swap contract or collar agreement, the exposure is limited to the interest rate differential on the notional amount. We do not anticipate non-performance by any of our counterparties. Net interest differentials to be paid or received under a swap contract and/or collar agreement are accrued as interest expense as incurred or earned.

Interest rate hedges, designated as cash flow hedges, hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars and forwards are cash flow hedges. The unrealized gains or losses in the fair value of these hedges are reported on the balance sheet and included in accounts payable and other liabilities or in investment in unconsolidated joint ventures with a corresponding adjustment to either accumulated other comprehensive income or earnings depending on the hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains/losses are reported in accumulated other comprehensive income to the extent of the effective portion of the risk being hedged. Changes in the fair value of the hedging instrument related to the effective portion of the risk being hedged are included in accumulated other comprehensive income (loss). Changes in fair value representing (1) the ineffectiveness of the hedging relationship and (2) any other component of fair value not related to the risk being hedged are recorded as interest expense through earnings. Changes in fair value representing ineffectiveness of the hedging relationship are minimal for all periods presented. Some derivative instruments are associated with the hedge of an anticipated transaction. Over time, the unrealized gains/losses held in accumulated other comprehensive income (loss) will be reclassified to earnings consistent with when the hedged items are recognized in earnings. This type of reclassification reduced net income by $5.6 million for the year ended December 31, 2004.

As of December 31, 2004, we and our joint ventures were party to interest rate swap agreements that hedge the impact of the variability of LIBOR on cash outflows. Under the agreements, we, or the joint venture, receive LIBOR and pay a fixed rate. The following summarizes the current and deferred start swap terms of the derivative instruments and provides a reconciliation of their fair values and adjustments to accumulated other comprehensive (loss) income:

	Wholly Owned	*Joint Ventures*
Hedge Type	Cash Flow	Cash Flow
Description	Swap	Swap
Range of notional amounts	$57.0–$245.0 million	$6.5–$176.3 million
Range of interest rate	2.07%–3.88%	1.69%–5.35%
Range of deferred effective start dates	–	4/1/05–4/3/06
Range of maturity dates	2/15/05–10/2/06	4/1/05–11/1/09
Accumulated other comprehensive loss at December 31, 2003	$(11.8)	$(11.0)
Change in fair value	7.3	12.6
Accumulated other comprehensive (loss) income at December 31, 2004	$ (4.5)	$ 1.6

Within the next twelve months, we expect to recognize interest expense of $1.7 million currently unrealized in accumulated other comprehensive loss while our unconsolidated joint ventures expect to recognize $2.0 million, of which our share is $(0.6) million. Other comprehensive loss, including our proportionate share of our joint venture balances, at December 31, 2004 and 2003 was $2.4 million and $14.7 million, respectively. Comprehensive income for the years ended December 31, 2004, 2003 and 2002 was $244.4 million, $114.6 million and $41.6 million, respectively.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value of financial instruments were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

Cash equivalents, restricted cash, accounts and notes receivable, accounts payable and other liabilities are carried at amounts which reasonably approximate their fair values.

Fixed rate debt with an aggregate carrying value of $2,454.2 million and $1,135.1 million had an estimated aggregate fair value of $2,495.8 million and $1,210.4 million at December 31, 2004 and 2003, respectively. Estimated fair value of fixed rate debt is based on interest rates currently available to us for issuance of debt with similar terms, credit risk and remaining maturities. The estimated fair value of our variable rate debt is estimated to be approximately equal to its carrying value of $1,372.4 million and $984.2 million at December 31, 2004 and 2003, respectively.

Disclosure about fair value of financial instruments is based on pertinent information available to management at December 31, 2004 and 2003. Although management is not aware of any factors that would significantly affect the reasonableness of the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2004, and current estimates of fair value may differ significantly from the amounts presented herein.

9. LEASING ACTIVITIES

We have noncancellable tenant leases with remaining terms ranging from one to 20 years which require payment of specified minimum rent amounts. A majority of these leases also require the tenants to reimburse substantially all of the operating expenses of the properties. Minimum rent commitments under tenant leases at December 31, 2004, are as follows:

2005	$ 359.1
2006	329.1
2007	307.0
2008	277.8
2009	240.9
Thereafter	985.6
	$2,499.5

We are also subject to a noncancellable operating lease for our corporate headquarters in Arlington, VA which expires in April 2006 and requires minimum payments of $3.7 million and $1.8 million for the years ending December 31,

2005 and 2006, respectively. Rent expense amounted to $4.3 million, $3.2 million and $3.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

In 2004, we entered into an agreement to lease new headquarters space beginning in April 2006. The lease is noncancellable with a term of 13 years. Minimum annual payments under our new lease total $7.4 million, $9.2 million, $9.4 million and $100.0 million for the years ending December 31, 2007, 2008, 2009 and thereafter, respectively.

Also in 2004, the ground lease with NJSEA for the Meadowlands Xanadu site was signed. The 75 year lease term is expected to commence during mid-2005. The lease requires a deposit of $160.0 million, $50.0 million of which was placed in escrow when construction began in March 2005. On the third anniversary of the lease term commencement, a one time payment of $15.0 million is due. Beginning on the 16th anniversary of the lease term commencement annual rent payments begin. The payments for years 16 to 75 of the lease term total $547.8 million.

10. SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

In October and November 2003, 750,000 shares of Series A Cumulative Convertible Preferred Stock were converted into 3,153,368 shares of TMC common stock. Series A dividends were accounted for as interest expense due to the stock's redemption features.

11. MINORITY INTEREST IN MILLS LP

TMC is the sole general partner of Mills LP and owned a 1.00% general partner interest and an 85.12% limited partner interest as of December 31, 2004. Minority interest in Mills LP is comprised of Mills LP common and preferred units after eliminating TMC's ownership units. Common minority interest is increased and decreased, respectively, for income and distributions allocated to common units not held by TMC. Periodically, TMC raises additional equity through the issuance of common or preferred stock and contributes the proceeds to Mills LP for an equivalent number of common or preferred units. In the event of other changes in common equity, an adjustment to minority interest in Mills LP and stockholders' equity is recorded to reflect TMC's increased or decreased ownership in Mills LP.

At December 31, 2004 and 2003, there were 8,967,494 and 13,464,161 common limited partnership units of Mills LP, representing ownership of 13.88% and 21.12%, respectively, not held by TMC. If initiated by the unitholder these units are exchangeable in specified circumstances for either, at our option, shares of TMC common stock on a one for one basis or the cash equivalent. This exchange right has not been considered in TMC's computation of per share data, as it does not have a dilutive effect.

In March 2003, Mills LP sold 400,000 of 8.75% Series D Cumulative Redeemable Preferred Units in a private placement to two investors at a purchase price of $25.00 per unit. The net proceeds of $10.0 million were used to reduce borrowings under our line of credit. Series D preferred units are exchangeable for TMC's Series D Cumulative Redeemable Preferred Stock on a one-for-one basis at any time after a registration statement covering the Series D preferred shares is declared effective by the Securities and Exchange Commission. Distributions on Series D preferred units are payable quarterly in arrears at 8.75% of the liquidation preference of $25.00 per unit. On or after March 26, 2008, Series D preferred units and Series D preferred stock may be redeemed by Mills LP or TMC, as appropriate, at $25.00 per unit or share, as applicable. Holders of Series D preferred stock, if any shares are outstanding, will have limited voting rights if dividends are not paid for six or more quarterly periods and in certain events. Series D preferred units are included in minority interest on the consolidated balance sheet at a value of $25 per share plus accrued dividends, if any. Dividends paid or accrued are included in minority interest on the consolidated statements of income.

In June 2004, Mills LP issued 170,482 common partnership units to purchase a parcel of land with a $7.5 million agreed value.

12. CAPITAL STOCK

The number of shares authorized and outstanding was as follows:

	December 31, 2004		*December 31, 2003*	
	Authorized	*Outstanding*	*Authorized*	*Outstanding*
	(Shares in thousands)			
Common stock, $0.01 par value	100,000	55,654	100,000	50,298
Non voting common stock, $0.01 par value	50,000	–	50,000	–
Preferred stock:				
Series A Cumulative Convertible, $0.01 par value	–	–	750	–
Series B Cumulative Redeemable, $0.01 par value	4,300	4,300	4,300	4,300
Series C Cumulative Redeemable, $0.01 par value	3,500	3,500	3,500	3,500
Series D Cumulative Redeemable, $0.01 par value	400	–	400	–
Series E Cumulative Redeemable, $0.01 par value	8,545	8,545	8,545	8,545
Series F Convertible Cumulative Redeemable, $0.01 par value	316	316	–	–
Undesignated	2,939	–	3,255	–

SERIES B AND C CUMULATIVE REDEEMABLE PREFERRED STOCK

In October and December 2002, TMC sold a total of 4,300,000 shares of 9% Series B Cumulative Redeemable Preferred Stock and 3,400,000 of 9% Series C Cumulative Redeemable Preferred Stock, both with a par value of $0.01 per share, for $25.00 per share in an underwritten public offering. In January 2003, an additional 100,000 shares of Series C preferred stock were sold in a public offering at an initial price of $25.23 per share. The aggregate net proceeds of $187.9 million and were contributed to Mills LP in exchange for preferred units which have economic terms substantially identical to the Series B and C preferred stock. Net proceeds from the Series B preferred stock sale were used to reduce borrowings under our line of credit, to fund development efforts and as working capital. Net proceeds from the Series C preferred stock were used to fund acquisitions in 2003. Dividends on the Series B and Series C preferred stock are payable quarterly at 9% of the liquidation preference of $25.00 per share. Holders of the stock will have limited voting rights only if dividends are not paid for six or more quarterly periods.

SERIES E CUMULATIVE REDEEMABLE PREFERRED STOCK

In May 2003, TMC sold a total of 6,440,000 shares of 8.75% Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share, for $25.00 per share in an underwritten public offering. In October and November 2003, TMC sold an additional 2,105,000 shares of Series E preferred stock for $26.24 per share in two public offerings. The aggregate net proceeds of $210.5 million were contributed to Mills LP in exchange for preferred units having economic terms substantially identical to the Series E preferred stock. The net proceeds were used to reduce our line of credit and certain other indebtedness. Dividends on the Series E preferred stock are payable quarterly at 8.75% of the liquidation preference of $25.00 per share. On or after May 5, 2008, the Series E preferred stock may be redeemed by TMC at $25.00 per share. Holders of the Series E preferred stock will have limited voting rights if dividends are not paid for six or more quarterly periods and in certain other events.

SERIES F CUMULATIVE REDEEMABLE PREFERRED STOCK

In August 2004, TMC sold 316,250 shares of 6.75% Series F Convertible Cumulative Redeemable Preferred Stock, par value $0.01 per share and a liquidation preference of $1,000 per share, in an offering made under Rule 144A of the Securities Act to qualified institutional buyers. Net proceeds of $306.2 million were contributed to Mills LP in exchange for preferred units with economic terms substantially identical to the Series F preferred stock. The net proceeds were used to reduce borrowings under our line of credit. Each share of Series F preferred stock is convertible into 16.6529 shares of TMC common stock, subject to specified adjustments,, if the closing sale price of TMC common stock reaches, or the trading price of Series F preferred stock falls below specified thresholds or under certain other circumstances. On or after August 5, 2009, the Series F preferred stock may be redeemed by us at its liquidation value only if the closing price of TMC common stock has exceeded 130% of the conversion price for at least 20 of 30 consecutive trading days immediately prior to notice of redemption. Holders of the Series F preferred stock will have limited voting rights if dividends are not paid for six or more quarterly periods and in certain other events.

Pursuant to a registration rights agreement, we had agreed to use our reasonable best efforts to cause a shelf registration statement with respect to the resale of the Series F preferred stock and the TMC common stock issuable upon conversion of such preferred stock to become effective within 180 days after the original issuance of the Series F preferred stock. To date, we have not filed the shelf registration statement, and, as such, we are required to pay liquidated damages at a rate of 0.25% per annum for the first 90 days and 0.50% per annum until the registration default is cured.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per common share:

Years Ended December 31,	*2004*	*2003*	*2002*
		(Restated)	(Restated)
Numerator:			
Net income	$232.0	$115.1	$50.8
Less preferred stock dividends	(43.9)	(27.8)	(2.6)
Adjustment to minority interest	0.4	(0.2)	(0.1)
Numerator for basic earnings per common share	188.5	87.1	48.1
Adjustment to minority interest	0.6	0.5	0.4
Numerator for diluted earnings per common share	$189.1	$ 87.6	$48.5
Denominator (shares in thousands):			
Weighted average shares	53,480	45,149	35,726
Unvested restricted stock awards	(425)	(285)	(235)
Denominator for basic earnings per share	53,055	44,864	35,491
Effect of dilutive securities (employee stock options and restricted stock awards)	1,024	921	864
Denominator for diluted earnings per share	54,079	45,785	36,355
Basic earnings per common share	$ 3.55	$ 1.94	$1.36
Diluted earnings per common share	$ 3.50	$ 1.91	$1.34

Our Series F Convertible Cumulative Redeemable Preferred Stock and certain stock options are excluded from the computation of basic and diluted earnings per common share as their impact is anti-dilutive.

STOCK OPTION PLANS

Effective January 1, 2002, we adopted the fair value recognition provisions of SFAS No. 123 "Accounting for Stock Based Compensation," on a prospective basis to all employee awards granted, modified or settled after the effective date. Because our awards vest over periods ranging from three to ten years, the cost related to stock based employee compensation is less than would have been recognized had the fair value method been applied to all outstanding and unvested awards in each period. The following presents the pro forma effect of this on net income available to common stockholders.

Years Ended December 31,	*2004*	*2003*	*2002*
		(Restated)	(Restated)
Net income as reported	$232.0	$115.1	$50.8
Add stock based compensation expense included in reported net income	9.6	7.9	3.6
Deduct stock based compensation expense determined under fair value based method for all awards	(9.7)	(8.2)	(4.1)
Pro forma net income	$231.9	$114.8	$50.3
Basic earnings per common share:			
As reported	$ 3.55	$ 1.94	$1.36
Pro forma	$ 3.55	$ 1.94	$1.34
Diluted earnings per common share:			
As reported	$ 3.50	$ 1.91	$1.34
Pro forma	$ 3.50	$ 1.91	$1.32

We had an Executive Equity Incentive Plan for the purpose of attracting and retaining directors, executive officers and other key personnel. Pursuant to the Plan, 4,500,000 shares of TMC common stock have been reserved for issuance of stock options and restricted stock. Options and restricted stock are issued at a price not less than 100% of fair market value at the date of grant, options expire ten years from the date of grant and contain such other terms and conditions (including, without limitation, conditions to vesting) as may be determined by our Executive Compensation Committee. In 1999, we adopted a broad based 1999 Stock Option Plan for the purpose of advancing our company interests. Pursuant to the plan, 2,500,000 shares of TMC common stock have been reserved for issuance of stock options and restricted stock. Options and restricted stock are issued at a price not less than 100% of fair market value at the date of grant, options expire ten years from the date of grant and contain such other terms and conditions (including, without limitation, conditions to vesting) as may be determined by our Executive Compensation Committee. We also have a 2004 Stock Incentive Plan ("Incentive Plan") for the purpose of attracting and retaining highly qualified officers, directors, key employees, and other key employees. Pursuant to the Incentive Plan, 6,000,000 shares of TMC common stock have been reserved for issuance of common stock and common partnership units. The aggregate number of shares of common stock and common partnership units that cumulatively may be available for issuance pursuant to awards, other than options or SARs, cannot exceed 1,800,000. Options and restricted stock are issued at a price not less than 100% of fair market value at the date of grant, options expire ten years from the date of grant and contain such other terms and conditions (including, without limitation, conditions to vesting) as may be determined by our Executive Compensation Committee.

The following summarizes stock option activity and related information regarding our three equity compensation plans.

Years Ended December 31,	*2004*		*2003*		*2002*	
	Options	*Weighted Average Exercise Price*	*Options*	*Weighted Average Exercise Price*	*Options*	*Weighted Average Exercise Price*
(Shares in thousands)						
Outstanding at beginning of year	1,794	$21.53	2,747	$20.90	3,496	$20.79
Granted	6	47.03	3	34.05	2	26.14
Exercised	(540)	20.35	(878)	19.85	(683)	20.43
Forfeited and expired	–	–	(78)	18.43	(68)	18.15
Outstanding at end of year	1,260	$22.13	1,794	$21.53	2,747	$20.90
Exercisable at end of year	1,247	$21.98	1,573	$22.05	2,015	$21.66
Weighted average fair value of options per share granted during the year		$ 4.80		$ 0.81		$ 0.58

Exercise prices of options outstanding at December 31, 2004 ranged from $17.31 to $56.45. The weighted average remaining contractual life of options outstanding at December 31, 2004 was 3.2 years.

The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Year Ended December 31,	*2004*	*2003*	*2002*
Risk free interest rate	4.8%	5.2%	5.3%
Dividend yield	8.3%	8.9%	9.2%
Volatility factor	24.6%	12.7%	10.8%
Life (years)	4.2	4.4	5.4

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures and, subsequent to January 1, 2002, for recording the fair value, the estimated fair value of the options granted is amortized to expense over the options' vesting period.

RESTRICTED STOCK GRANTS

Under our equity plans, we grant restricted TMC stock to our directors, officers and other key employees. Compensation expense related to grants is amortized on a straight-line basis over the vesting period. Vesting periods for restricted stock are determined by our Executive Compensation Committee. As of December 31, 2004, we had grants of 592,077 shares of non-vested restricted stock outstanding pursuant to such plans, which shares vest 276,165 in 2005, 157,660 in 2006, 121,252 in 2007 and 37,000 in 2008.

The number and weighted average market value per share of restricted shares granted during each year is as follows:

	2004	*2003*	*2002*
Restricted shares granted during year	221,497	231,090	273,163
Weighted average market value per share of restricted shares granted	$43.46	$32.62	$27.85

An additional 29,737 shares of TMC common stock would be issued and vest only upon a change in control of TMC.

RESTRICTED STOCK UNITS

In connection with an employee inducement grant, we issued 110,000 restricted stock units which vest in two equal installments in 2005 and 2006. Upon vesting, the stock units are converted on a one-for-one basis into shares of TMC common stock and issued to the employee.

13. COMMITMENTS AND CONTINGENCIES

We are subject to the risks inherent in the ownership and operation of commercial real estate. These risks include, among others, those normally associated with changes in the general economic climate, trends in the retail industry, including creditworthiness of retailers, competition for retailers, changes in tax laws, interest rate levels, availability of financing and potential liability under environmental and other laws. In addition, while we believe our projects under construction and development will ultimately be completed, there can be no assurance that they will actually be completed, either on schedule or on budget, or, in the case of development, constructed or financed, or that they will have any particular level of success or ultimate value.

During 2003, Hartz Mountain Industries, Inc., or Hartz, filed a lawsuit seeking to enjoin the NJSEA from entering into a contract with us and Mack-Cali for the redevelopment of the Continental Airlines Arena site. In May 2004, Hartz's contention that the NJSEA lacks statutory authority to allow retail development of its property was rejected, but the claim that the NJSEA has failed to produce requested public records was remanded to the lower court for further review. Hartz has requested the Supreme Court of New Jersey to review the decision. Several other appeals filed by Hartz and other parties remain pending, as does the lower court proceeding on Hartz's request for public documents. In March 2005, various public and environmental interest groups filed suit in the U.S. District Court to challenge the fill permit issued by the U.S. Army Corps of Engineers. We believe that our proposal and the planned project fully comply with applicable laws, and intend to continue vigorous defense of our rights under the executed redevelopment agreement. We do not believe the pending appeals will have any material affect on the joint venture's ability to develop the project.

We are currently neither subject to any material litigation nor, to management's knowledge, is any material litigation currently threatened against us, other than routine litigation and administrative proceedings arising in the ordinary course of business.

14. NON-CASH INVESTING AND FINANCING INFORMATION

The assets and liabilities of joint venture properties consolidated upon the adoption of FIN 46 were as follows:

Net income producing properties	$ 2,011.1
Construction in process	311.8
Cash	109.7
Restricted Cash	22.5
Accounts, notes and other receivables, net	111.0
Deferred costs and other assets, net	135.6
Mortgages, notes and loans payable	(1,818.1)
Accounts payable and other liabilities	(114.6)
Net assets at date of consolidation	$ 769.0

During 2004, Mills LP common units totaling 4.7 million were redeemed on a one-for-one basis for shares of TMC common stock. In June 2004, Mills LP issued 170,482 common units to purchase a parcel of land with a $7.5 million agreed value.

15. SUBSEQUENT EVENTS

In January 2005, through a joint venture with Ivanhoe Cambridge, we acquired a 50% joint venture interest in St. Enoch Centre located in Glasgow, Scotland for $257.2 million, excluding transaction costs. The transaction was financed with a mortgage on the property of $358.7 million, of which our share was $179.3 million, and cash. The interest only loan bears interest at 5.53% and matures in April 2012.

In February 2005, the Pittsburgh Mills joint venture secured a construction loan with a total commitment of $175.0 million. The interest only loan matures in February 2008 and provides for two one-year extensions. The loan bears interest at LIBOR plus 1.65% and is fully guaranteed by us. The LIBOR margin and our guaranty are reduced as certain performance measures are achieved.

In March 2005, in connection with the $451.6 million acquisition of Southdale Center in Minneapolis, MN and Southridge Mall in Milwaukee, WI, we secured two mortgage loans. The $186.6 million Southdale loan is interest only through maturity, bears interest at 5.18%, and matures in April 2010. The $124.0 million Southridge loan is interest only through maturity, bears interest at 5.23%, and matures in April 2012.

In March 2005, we refinanced the Sawgrass mezzanine mortgage loan with an initial advance of $40.0 million that paid off the existing loan. The new loan has a total commitment of $73.8 million. The interest rate on the initial advance of $40.0 million is LIBOR plus 3.50%, while any additional proceeds bear interest at LIBOR plus 2.00%. The interest only loan matures in July 2006 and is fully guaranteed by us.

16. UNAUDITED QUARTERLY RESULTS OF OPERATIONS

Our summarized results of operations by quarter for 2004 and 2003 were as follows:

Three Months Ended 2004:	*December 31*	*September 30*	*June 30*	*March 31*
		(Restated)	(Restated)	(Restated)
Operating revenues	$213.7	$185.6	$186.2	$99.3
Income from continuing operations	54.1	62.3	29.3	44.2
Net income	54.1	62.3	29.3	86.3
Income from continuing operations per share:				
Basic	0.72	0.97	0.38	0.67
Diluted	0.71	0.95	0.38	0.66
Net earnings per share:				
Basic	0.72	0.97	0.38	1.48
Diluted	0.71	0.95	0.38	1.45
Weighted average common shares outstanding (in thousands):				
Basic	54,721	54,079	53,489	50,384
Diluted	55,948	55,120	54,332	51,356

Three Months Ended, 2003:	*December 31*	*September 30*	*June 30*	*March 31*
	(Restated)	(Restated)	(Restated)	(Restated)
Operating revenues	$130.0	$105.4	$88.6	$76.8
Income from continuing operations	38.4	18.4	37.9	20.3
Net income	38.4	18.4	37.9	20.4
Income from continuing operations per share:				
Basic	0.62	0.24	0.71	0.37
Diluted	0.61	0.24	0.70	0.36
Net earnings per share:				
Basic	0.62	0.24	0.71	0.37
Diluted	0.61	0.24	0.70	0.36
Weighted average common shares outstanding:				
Basic	48,221	44,094	43,562	43,173
Diluted	49,318	45,051	44,441	43,924

**Results of operations for the seven quarterly periods ended September 30, 2004, were restated for the matters discussed in Note 17. The impact of the restatement on the data presented above is summarized below.*

The quarterly impact of the restatement adjustments were as follows:

Three Months Ended, 2004:	*September 30*	*June 30*	*March 31*
(Dollars in millions, except per share data)		(Unaudited)	
Increase (decrease) in income from continuing operations:			
Equity in earnings	$ (1.8)	$ 3.9	$ 2.9
Capitalized interest	1.4	1.5	(0.2)
Other capitalized costs	(0.2)	(1.8)	(1.7)
Gain on sales of joint venture interests	(2.2)	8.5	0.6
Promotion funds	(0.4)	(0.4)	(0.3)
Other	2.1	(0.5)	0.1
Increase (decrease) in Mills LP income from continuing operations	(1.1)	11.2	1.4
Mills LP minority interest's share of the restatement adjustments	0.2	(2.0)	(0.3)
Increase (decrease) in TMC net income from continuing operations	$ (0.9)	$ 9.2	$ 1.1
Increase (decrease) in diluted earnings per common share from continuing operations:			
Equity in earnings	$(0.03)	$ 0.06	$ 0.04
Capitalized interest	0.02	0.03	–
Other capitalized costs	–	(0.03)	(0.02)
Gain on sales of joint venture interests	(0.03)	0.13	0.01
Promotion funds	(0.01)	(0.01)	(0.01)
Other	0.03	(0.01)	–
Increase (decrease) in diluted earnings per common share from continuing operations	$(0.02)	$ 0.17	$ 0.02

Three Months Ended, 2003:	*December 31*	*September 30*	*June 30*	*March 31*
(Dollars in millions, except per share data)			(Unaudited)	
Increase (decrease) in income from continuing operations:				
Equity in earnings	$ 0.2	$ 1.6	$ 3.6	$ 1.4
Capitalized interest	(0.1)	(0.9)	(1.5)	(1.4)
Other capitalized costs	0.1	(1.1)	–	(0.4)
Gain on sales of joint venture interests	–	(8.5)	–	–
Promotion funds	(0.1)	(0.1)	(0.1)	(0.1)
Other	(0.8)	(0.1)	(1.4)	–
Increase (decrease) in Mills LP income from continuing operations	(0.7)	(9.1)	0.6	(0.5)
Mills LP minority interest's share of the restatement adjustments	0.2	2.3	(0.1)	0.1
Increase (decrease) in TMC net income from continuing operations	$ (0.5)	$ (6.8)	$ 0.5	$ (0.4)
Increase (decrease) in diluted earnings per common share from continuing operations:				
Equity in earnings	$ –	$ 0.03	$ 0.06	$ 0.02
Capitalized interest	–	(0.02)	(0.03)	(0.02)
Other capitalized costs	–	(0.02)	–	(0.01)
Gain on sales of joint venture interests	–	(0.14)	–	–
Promotion funds	–	–	–	–
Other	(0.02)	–	(0.02)	–
Increase (decrease) in diluted earnings per common share from continuing operations	$(0.02)	$(0.15)	$0.01	$(0.01)

Refer to Note 17 for a description of the significant aspects of the restatement.

17. RESTATEMENT

We announced on February 16, 2005, that we would restate our audited financial results for the fiscal years ended December 31, 2003 and 2002, and our unaudited quarterly results for the first three quarters of 2004 to correct our accounting treatment of various items to conform with Generally Accepted Accounting Principles, or GAAP. The following describes the significant aspects of the restatement.

- **Equity in earnings.** We changed our method of computing our equity in the earnings of our joint ventures and have applied the change retroactively to the origination of our involvement in each of these joint ventures. Previously, we used an estimate of our economic ownership in the joint venture based on projected cash flows. The method reflected in the restatement allocates income to equity participants based on the terms of the respective partnership agreements upon an assumed liquidation of the joint venture at its depreciated book value as of the end of the reporting period.
- **Capitalized interest.** We changed our method for capitalizing the interest on borrowings made to fund our development and other construction projects. Previously, we capitalized interest using computed rates on excess proceeds from refinancing various loans based on an incremental interest cost approach. The amount we now capitalize is based on the stated interest rates, including amortization of deferred financing costs. The calculation includes interest costs that theoretically could have been avoided, based first on project specific borrowings then on an assumed repayment of our highest rate debt, had the underlying development and construction activities not been undertaken.
- **Other capitalized costs.** We changed our accounting for leasing and financing overhead to expense these costs as incurred to the extent of our partners' interests in the underlying entities. We previously capitalized these costs and expensed them as the related fees were recognized. We also corrected our accounting for lease inducements to amortize them against revenue over the life of the lease.
- **Gain on sale of joint venture interests.** In the third quarter of 2003, we reported a sale of partial interests in three joint ventures and recognized an aggregate gain of $8.5 million. Due to our continuing involvement in the joint ventures, SFAS 66 precluded us from recognizing the transactions as sales in 2003. In the restatement, we recorded the sales and related gains in the second quarter of 2004 when the underlying joint venture agreements were amended to remove the terms comprising the continuing involvement.
- **Promotion funds.** Under our lease agreements, tenants are required to fund costs associated with promoting the property. The restatement reflects amounts received from tenants as "Recoveries from tenants" and the associated expenses are reflected as "Recoverable from tenants." These amounts had previously been presented on a net basis. Currently, revenues in excess of expenses are deferred until the associated costs are incurred and promotion costs are expensed as incurred.
- **Other.** In conjunction with the restatement, we also made adjustments to our accounting for various other miscellaneous items, including (i) calculating straight-line rent from the date the tenant takes control of the space, rather than our previous practice of recognizing rent as of lease commencement date; (ii) the correction of some purchase price adjustments; and (iii) restating gains on residual land sales from joint ventures to expense capitalized interest upon sale.

In addition, we have grossed up our income statement to no longer net certain fees and the costs incurred to earn those fees.

The following summarizes the restatement adjustments made to the consolidated statements of income. For periods prior to 2002 the restatements were effectuated through a cumulative adjustment as of January 1, 2002, of $17.1 million to TMC's accumulated deficit.

Years Ended December 31,	*2003*	*2002*
(Dollars in millions, except per share data)		
Increase (decrease) in income from continuing operations:		
Equity in earnings	$ 6.8	$ (6.5)
Capitalized interest	(3.9)	(7.6)
Other capitalized costs	(1.4)	(2.2)
Gain on sales of joint venture interests	(8.5)	–
Promotion funds	(0.4)	(0.5)
Other	(2.3)	(0.4)
Decrease in Mills LP income from continuing operations	(9.7)	(17.2)
Mills LP minority interest's share of the restatement adjustments	2.5	5.4
Decrease in TMC net income from continuing operations	$ (7.2)	$(11.8)
Increase (decrease) in diluted earnings per common share from continuing operations:		
Equity in earnings	$ 0.10	$(0.12)
Capitalized interest	(0.06)	(0.14)
Other capitalized costs	(0.02)	(0.04)
Gain on sales of joint venture interests	(0.14)	–
Promotion funds	–	(0.01)
Other	(0.04)	(0.01)
Decrease in diluted earnings per common share from continuing operations	$(0.16)	$(0.32)

The following summarizes the impact of the restatement on the individual components of our consolidated statements of income.

Years Ended December 31,	*2003*	*2002*
Property revenues		
Minimum rent	$ (0.4)	$ (0.6)[c]
Recoveries from tenants	11.7	7.9[e]
Management fees	3.8	3.7[f]
Other fee income	14.6	12.8[c,f]
Total operating expenses	29.7	23.8
Property operating expenses		
Recoverable from tenants	15.9	11.7[e,f]
Other operating expenses	(0.5)	–[g]
General and administrative expenses	1.4	(0.4)[g]
Cost of fee income	16.9	15.3[c,f]
Depreciation and amortization	(1.0)	(0.5)[c]
Total operating expenses	32.7	26.1
Operating income	(3.0)	(2.3)
Interest expense	(3.9)	(7.6)[b]
Other income, net	(1.1)	(0.8)[g]
Income before joint venture operations and minority interest in Mills LP	(8.0)	(10.7)
Sales of joint venture interests	(8.5)	–[d]
Equity in earnings of unconsolidated joint ventures	6.8	(6.5)[a]
Mills LP net income	(9.7)	(17.2)
Minority interest in Mills LP	2.5	5.4
TMC net income	$ (7.2)	$(11.8)

[a] Equity in earnings
[b] Capitalized interest
[c] Other capitalized costs
[d] Gain on sale of joint venture interests
[e] Promotion funds
[f] Income statement gross-up of fees and costs to earn those fees
[g] Other

BOARD OF DIRECTORS
THE MILLS CORPORATION

Laurence C. Siegel[E]
Chairman of the Board
Chief Executive Officer –
The Mills Corporation
Term Expires June 2005*

Charles R. Black, Jr.
President and
Chief Executive Officer –
Black, Kelly, Scruggs & Healey
Term Expires June 2006

Dietrich von Boetticher
Vice Chairman of the Board
Partner –
von Boetticher, Hasse, Lohmann
Term Expires June 2006

James C. Braithwaite[E]
President –
KanAm Realty, Inc.
Term Expires June 2007

S. Joseph Bruno[A]
President –
Building Hope
Term Expires June 2006

The Honorable Joseph B. Gildenhorn[A]
Founding Officer –
The JBG Companies
Term Expires June 2007

John M. Ingram[E]
Vice Chairman of the Board
Principal –
Ingram Realty Advisors
Term Expires June 2006

Sir Frank Lampl
Life President –
Bovis Lend Lease
Term Expires June 2007

Colombe Nicholas[A]
Member –
Financo Global Consulting
Term Expires June 2005*

Harry H. Nick[E]
Principal –
Seneca Investment Group
Term Expires June 2007

Franz von Perfall
President –
KanAm International, GmbH
Term Expires June 2005*

Robert P. Pincus[E][A]
Chairman –
Milestone Capital Partners, L.P.
Term Expires June 2007

Cristina L. Rose[A]
Senior Managing Director –
GCG Rose & Kindel
Term Expires June 2005*

[E] Executive Committee
[A] Audit Committee
**Nominees for re-election at the 2005 Annual Shareholders Meeting*

EXECUTIVE OFFICERS
THE MILLS CORPORATION

Laurence C. Siegel
Chairman and
Chief Executive Officer

Mark D. Ettenger
President

James F. Dausch
President,
Development Division

James A. Napoli
President,
Operating Division

Kenneth R. Parent
Chief Operating Officer

Gregg M. Goodman
Executive Vice President,
Anchor Leasing

Nicholas McDonough
Executive Vice President,
Asset Management

Mary Jane Morrow
Executive Vice President,
Chief Financial Officer

D. Gregory Neeb
Executive Vice President,
Chief Investment Officer

Ronald Weidner
Executive Managing Director,
International Operations

Common Stock
The Mills Corporation common stock is traded on the New York Stock Exchange under the symbol "MLS."

The Mills Corporation Stock Price and Dividend

2004	*High*	*Low*	*Dividend (per share)*
First Quarter	$53.29	$43.35	$.5650
Second Quarter	$53.54	$38.48	$.5950
Third Quarter	$52.60	$44.89	$.5950
Fourth Quarter	$63.76	$52.00	$.5950

2003	*High*	*Low*	*Dividend (per share)*
First Quarter	$31.59	$27.55	$.5475
Second Quarter	$34.15	$31.38	$.5650
Third Quarter	$39.35	$33.37	$.5650
Fourth Quarter	$44.00	$39.58	$.5650

Corporate Information
Persons interested in financial or general information about The Mills Corporation should contact Investor Relations: 877/396-0206.

News releases issued by The Mills Corporation are available on the Internet at www.themills.com/media. You may also obtain news from the *Business Wire* website at www.BusinessWire.com. Search for The Mills Corporation or our ticker symbol, MLS.

As of December 31, 2004, The Mills Corporation had approximately 1,150 employees.

As of March 28, 2005, The Mills Corporation had 1,078 stockholders of record.

Corporate Headquarters
The Mills Corporation
1300 Wilson Boulevard
Arlington, VA 22209
Tel: 703/526-5000
Fax: 703/526-5111
Website: www.themills.com

Memberships
International Council of Shopping Centers
National Association of
Real Estate Investment Trusts, Inc.
Urban Land Institute

Transfer Agent
EquiServe Trust, N.A.
P.O. Box 43069
Providence RI 02940-3069
800/446-2617
Outside the U.S. 781/575-2000
Hearing Impaired 800/952-9245
www.equiserve.com

Legal Counsel
Hogan & Hartson, LLP
555 13th Street, NW
Washington, DC 20004

SEC Form 10-K
Additional copies of this Annual Report and the Form 10-K are available from the Company or through *The Wall Street Journal* Annual Reports Service at 800/654-2582. You must give the ticker symbol when ordering. Also, you can visit The Mills Corporation website to obtain these documents at www.themills.com/investors.

Independent Registered Public Accounting Firm
Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Dividend Reinvestment and Share Purchase Plan
Shareholders may automatically reinvest their dividends in additional common stock of The Mills Corporation through the Dividend Reinvestment Plan that also provides for purchase by voluntary cash contributions. The Company pays for costs and commissions associated with the plan.
For additional information, please contact:

The Mills Corporation
Dividend Reinvestment Plan
EquiServe Trust, N.A.
P.O. Box 43069
Providence, RI 02940-3069
800/446-2617
Outside the U.S. 781/575-2000
Hearing Impaired 800/952-9245
www.equiserve.com

Annual Meeting
The Company's Annual Meeting of Shareholders will be held at 10:00 am (EDT) on June 7, 2005 at the Hyatt Regency Crystal City, 2799 Jefferson Davis Highway, Arlington, VA 22202.

Equal Opportunity Employer
The Mills Corporation is an equal opportunity employer. We believe that the talents of dedicated and diverse employees represent our most important resource, and we realize that this philosophy is essential to our continued growth and development.

THE MILLS®

THE MILLS CORPORATION
1300 Wilson Boulevard
Arlington, VA 22209
703.526.5000
www.themills.com
NYSE: MLS